
sats
one with you


10015559



12 April 2010

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America


SUPPL

**BY COURIER**

**Ladies and Gentlemen**

**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 13 January 2010 up to 11 March 2010, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited (**"SATS"**) from 08 January 2010 up to 31 March 2010 (ESOS 782 – ESOS **794**).

**Yours truly**

Shireena Woon
Vice President, Legal

encl

dlw 4/22

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg



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## Company Announcements



Have the new listing information all in a glance

Announcement Period: Last 3 Months

Company Name: SINGAPORE AIRPORT TRML SVCSLTD

Announcement Category: Select Announcement Category

GO

| | Company | Announcement Title | Date | Time |
|---|---|---|---|---|
| 86 | SINGAPORE AIRPORT TRML SVCSLTD | NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST | Mar 11 2010 | 05:56:05 PM |
| 22 | SINGAPORE AIRPORT TRML SVCSLTD | MISCELLANEOUS :: ESTABLISHMENT OF S$500 MILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME | Mar 10 2010 | 12:54:05 PM |
| 100 | SINGAPORE AIRPORT TRML SVCSLTD | NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST | Feb 19 2010 | 05:40:07 PM |
| 97 | SINGAPORE AIRPORT TRML SVCSLTD | NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST | Feb 19 2010 | 05:33:51 PM |
| 33 | SINGAPORE AIRPORT TRML SVCSLTD | THIRD QUARTER RESULTS * FINANCIAL STATEMENT AND RELATED ANNOUNCEMENT | Feb 04 2010 | 05:06:12 PM |
| 78 | SINGAPORE AIRPORT TRML SVCSLTD | MISCELLANEOUS :: SATS RELEASES 3QFY2009/10 RESULTS ON 4 FEBRUARY 2010 | Jan 13 2010 | 05:30:11 PM |





NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST *

* *Asterisks denote mandatory information*

| | |
|---|---|
| Name of Announcer * | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Company Registration No. | 197201770G |
| Announcement submitted on behalf of | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted with respect to * | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted by * | Shireena Woon |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 11-Mar-2010 17:56:41 |
| Announcement No. | 00086 |

>> ANNOUNCEMENT DETAILS

*The details of the announcement start here ...*

>> PART I

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 10-03-2010 |
| 2. | Name of Substantial Shareholder * | Temasek Holdings (Private) Limited ("Temasek") |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | |
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

>> PART III

| | | |
|---|---|---|
| 1. | Date of change of Interest | 05-03-2010 |
| 2. | The change in the percentage level | From 44.97 % To 43.99 % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | # Others |
| | # Please specify details | (i) a series of transactions by subsidiaries of DBS Group Holdings Limited ("DBSH");<br>(ii) the completion by Singapore Airlines Limited ("SIA") of the transfer of its shares in SATS to its shareholders by way of dividend in specie; and<br>(iii) a series of divestments by SIA.<br><br>As at 5 March 2010:<br>1. Venezio Investments Pte. Ltd. ("Venezio") holds 479,096,858 shares;<br>2. SIA holds 379,384 shares;<br>3. ST Asset Management Ltd ("STAM") as investment manager has deemed interest in 40,000 shares; and<br>4. DBSH has deemed interest in 60,930 shares.<br><br>Temasek is the holding company of Venezio, SIA and STAM. In addition, DBSH is an associated company of Temasek. Accordingly, Temasek had a deemed interest in 479,577,172 shares (being all the shares in which Venezio, SIA, STAM and DBSH have an interest) representing 43.99% of the issued shares.<br><br>Temasek became aware of the change in the percentage level of its interest on 9 March 2010. |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | The change in the percentage level is the result of a series of transactions. |

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 471,108,858 | 14,599,384 |
| As a percentage of issued share capital | 43.62 % | 1.35 % |
| No. of shares held after the change | 0 | 479,577,172 |
| As a percentage of issued share capital | 0 % | 43.99 % |

| | |
|---|---|
| Footnotes | The percentage of shareholding of 44.97% is based on 1,080,038,673 issued shares as of 27 August 2009.<br>The percentage of shareholding of 43.99% is based on 1,090,167,921 issued shares as of 5 March 2010. |
| Attachments | Total size = **0**<br>(2048K size limit recommended) |

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MISCELLANEOUS

** Asterisks denote mandatory information*

| | |
|---|---|
| Name of Announcer * | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Company Registration No. | 197201770G |
| Announcement submitted on behalf of | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted with respect to * | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted by * | Shireena Woon |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 10-Mar-2010 12:54:38 |
| Announcement No. | 00022 |

>> ANNOUNCEMENT DETAILS

*The details of the announcement start here ...*

| | |
|---|---|
| Announcement Title * | Establishment of S$500 million multicurrency medium term note programme |
| Description | Please see attachment. |
| Attachments | IM_Annct_9March2010.pdf<br>Total size = **31K**<br>(2048K size limit recommended) |




sats
one with you

**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
**Company Registration No: 197201770G**

---

**ESTABLISHMENT OF S$500 MILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME**

---

Singapore Airport Terminal Services Limited ("**SATS**") is pleased to announce that it has on 9 March 2010 established a new S$500 Million Multicurrency Medium Term Note Programme (the "**Programme**") and in connection therewith, SATS has appointed DBS Bank Ltd. and Oversea-Chinese Banking Corporation Limited to act as the arrangers and dealers of the Programme. The Programme will replace its existing multicurrency medium term note programme (the "**Old Programme**"), which was established on 26 March 2001. The Programme is established with new terms and conditions to meet its financing needs. SATS will terminate the Old Programme once the new Programme is established.

Under the Programme, SATS may, subject to compliance with all relevant laws, regulations and directives, from time to time issue notes in series denominated in Singapore dollars and/or any other currencies agreed between SATS and the relevant dealer(s) under the Programme (the "**Notes**"). Notes may be issued on a syndicated or non-syndicated basis. Each series of Notes may be issued in one or more tranches, on the same or different issue dates, and be issued at par or at a discount, or premium, to par. Notes may bear interest at fixed, floating, variable or hybrid rates or such other rates, and subject to compliance with all relevant laws, regulations and directives, may have maturities of such tenor, as may be agreed between SATS and the relevant dealer(s). Hybrid Notes or Zero Coupon Notes may also be issued under the Programme.

The Notes of all series will constitute direct, unconditional, unsubordinated and unsecured obligations of SATS and shall at all times rank *pari passu*, without any preference or priority among themselves, and *pari passu* with all other present and future unsecured obligations (other than subordinated obligations and priorities created by law) of SATS from time to time outstanding.

The net proceeds arising from the issue of Notes under the Programme (after deducting issue expenses) will be used for general corporate purposes (including general working capital, capital expenditure and capital management) and investing in value creating opportunities (including making long term strategic investments and/or acquisitions) and refinancing the borrowings of SATS and/or its subsidiaries.

Application has been made to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for permission to deal in and quotation for any Notes which are agreed at the time of issue thereof to be so listed on the SGX-ST. Such permission will be granted when such Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of any Notes on the SGX-ST is not to be taken as an indication of the merits of SATS, its subsidiaries, its associated companies or such Notes.

**BY ORDER OF THE BOARD**

Ms Shireena Johan Woon
Company Secretary
10 March 2010

**Singapore Airport Terminal Services Limited**
**P.O. Box 3, Singapore Changi Airport, Singapore 918141**
**Co. Reg. No. 197201770G www.sats.com.sg**




Print this page

NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST *

** Asterisks denote mandatory information*

| | |
|---|---|
| Name of Announcer * | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Company Registration No. | 197201770G |
| Announcement submitted on behalf of | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted with respect to * | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted by * | Shireena Woon |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 19-Feb-2010 17:41:08 |
| Announcement No. | 00100 |

>> ANNOUNCEMENT DETAILS

*The details of the announcement start here ...*

>> PART I

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 18-02-2010 |
| 2. | Name of Substantial Shareholder * | Tembusu Capital Pte. Ltd. ("Tembusu"); Napier Investments Pte. Ltd. ("Napier") |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | |
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

>> PART III

| | | |
|---|---|---|
| 1. | Date of change of Interest | 12-02-2010 |
| 2. | The change in the percentage level | From 44.36 % To 43.996 % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | # Others |
| | # Please specify details | Increase in the total number issued shares of Singapore Airport Terminal Services Limited ("SATS"), resulting from the exercises of share options by employees of SATS, granted under SATS' Employee Share Option Plan.<br><br>As a result, the percentage level of shares held by Venezio Investments Pte. Ltd. ("Venezio") decreased from 44.36% to 43.996%.<br><br>As Tembusu is the holding company of Napier which is in turn the holding company of Venezio, Tembusu and Napier are deemed by virtue of section 7(4) of the Companies Act to be interested in the shares held by Venezio.<br><br>Tembusu and Napier became aware of the change in the percentage level of their interest on 18 February 2010. |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | The increase in the percentage level is the result of a series of transactions. |

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 0 | 479,096,858 |
| As a percentage of issued share capital | 0 % | 44.36 % |
| No. of shares held after the change | 0 | 479,096,858 |
| As a percentage of issued share capital | 0 % | 43.996 % |

| | |
|---|---|
| Footnotes | 44.36% is percentage of shareholding expressed based on 1,080,038,673 shares in issue as of 27 August 2009<br><br>43.996% is percentage of shareholding expressed based on 1,088,946,833 shares in issue as of 12 February 2010. |
| Attachments | Total size = **0**<br>(2048K size limit recommended) |

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NOTICE OF A CHANGE IN THE PERCENTAGE LEVEL OF A SUBSTANTIAL SHAREHOLDER'S INTEREST *

* *Asterisks denote mandatory information*

| | |
|---|---|
| Name of Announcer * | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Company Registration No. | 197201770G |
| Announcement submitted on behalf of | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted with respect to * | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted by * | Shireena Woon |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 19-Feb-2010 17:34:21 |
| Announcement No. | 00097 |

>> ANNOUNCEMENT DETAILS

*The details of the announcement start here ...*

>> PART I

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 18-02-2010 |
| 2. | Name of Substantial Shareholder * | Venezio Investments Pte. Ltd. ("Venezio") |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | |
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

>> PART III

| | | |
|---|---|---|
| 1. | Date of change of Interest | 12-02-2010 |
| 2. | The change in the percentage level | From 44.36 % To 43.996 % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | # Others |
| | # Please specify details | Increase in the total number issued shares of Singapore Airport Terminal Services Limited ("SATS"), resulting from the exercises of share options by employees of SATS, granted under SATS' Employee Share Option Plan.<br><br>Venezio became aware of the change in the percentage level of its interest on 18 February 2010. |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | The increase in the percentage level is the result of a series of transactions. |

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 479,096,858 | 0 |
| As a percentage of issued share capital | 44.36 % | 0 % |
| No. of shares held after the change | 479,096,858 | 0 |
| As a percentage of issued share capital | 43.996 % | 0 % |

| | |
|---|---|
| Footnotes | 44.36% is percentage of shareholding expressed based on 1,080,038,673 shares in issue as of 27 August 2009<br>43.996% is percentage of shareholding expressed based on 1,088,946,833 shares in issue as of 12 February 2010 |
| Attachments | Total size = **0**<br>(2048K size limit recommended) |

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THIRD QUARTER RESULTS * FINANCIAL STATEMENT AND RELATED ANNOUNCEMENT

** Asterisks denote mandatory information*

| Name of Announcer * | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
|---|---|
| Company Registration No. | 197201770G |
| Announcement submitted on behalf of | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted with respect to * | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted by * | Shireena Woon |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 04-Feb-2010 17:06:49 |
| Announcement No. | 00033 |

>> ANNOUNCEMENT DETAILS

*The details of the announcement start here ...*

| For the Financial Period Ended * | 31-12-2009 |
|---|---|
| Description | |

| Attachments | SGX_3QFY0910_Final.pdf<br>Presentation_3QFY0910_Final.pdf<br>MediaRelease_3QFY0910_Final.pdf<br>Total size = **302K**<br>(2048K size limit recommended) |
|---|---|





## UNAUDITED RESULTS FOR THIRD QUARTER AND 9 MONTHS ENDED 31 DECEMBER 2009

**1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

**CONSOLIDATED PROFIT AND LOSS ACCOUNT**
**for the third quarter and nine months ended 31 December 2009 (in $ million)**

| | THE GROUP | | | |
|---|---|---|---|---|
| | 3rd Quarter | | 9 Months | |
| | 2009-10 | 2008-09 | 2009-10 | 2008-09 |
| **REVENUE** | 434.3 | 242.4 | 1,148.3 | 735.6 |
| **EXPENDITURE** | | | | |
| Staff costs* | (147.1) | (105.0) | (402.0) | (328.3) |
| Cost of raw materials | (121.9) | (24.1) | (307.5) | (70.2) |
| Licensing fees | (14.8) | (15.4) | (42.5) | (46.8) |
| Depreciation and amortisation expenses | (22.8) | (14.2) | (68.1) | (43.7) |
| Company accommodation and utilities | (22.4) | (20.0) | (65.6) | (56.1) |
| Other costs | (47.3) | (20.3) | (118.5) | (65.3) |
| | (376.3) | (199.0) | (1,004.2) | (610.4) |
| **OPERATING PROFIT** | 58.0 | 43.4 | 144.1 | 125.2 |
| Interest on borrowings | (0.3) | (1.5) | (4.7) | (4.6) |
| Interest income | 0.1 | 1.6 | 0.5 | 6.3 |
| Dividend from long-term investment, gross | - | 1.1 | - | 1.1 |
| Amortisation of deferred income | 0.3 | 0.4 | 0.8 | 1.1 |
| Gain on disposal of property, plant & equipment | 0.1 | - | 0.6 | 0.4 |
| Share of profits of associated companies | 9.3 | 6.2 | 28.9 | 18.2 |
| Loss on disposal of short-term non-equity investment | - | (0.8) | - | (10.8) |
| **PROFIT BEFORE TAXATION** | 67.5 | 50.4 | 170.2 | 136.9 |
| Taxation | (13.8) | (12.4) | (34.7) | (31.7) |
| **PROFIT AFTER TAXATION** | 53.7 | 38.0 | 135.5 | 105.2 |
| Profit attributable to: | | | | |
| **Equity Holders of the Company** | 53.4 | 37.6 | 134.7 | 104.5 |
| Minority Interests | 0.3 | 0.4 | 0.8 | 0.7 |
| | 53.7 | 38.0 | 135.5 | 105.2 |

**Notes :**

| | | | | |
|---|---|---|---|---|
| *Jobs credit deducted from staff costs | 3.2 | - | 15.6 | - |
| Foreign exchange (loss)/gain, net | (0.1) | 1.7 | (0.7) | 1.4 |
| Provision for doubtful debts | (0.7) | - | (0.5) | (0.1) |

**STATEMENTS OF COMPREHENSIVE INCOME**
**for the third quarter and 9 months ended 31 December 2009 (in $ million)**

| | THE GROUP | | THE GROUP | |
|---|---|---|---|---|
| | **3Q2009-10** | **3Q2008-09** | **9M2009-10** | **9M2008-09** |
| **Profit for the period** | 53.7 | 38.0 | 135.5 | 105.2 |
| **Other comprehensive income:** | | | | |
| Net fair value changes on available-for-sale assets | - | - | 0.3 | 0.5 |
| Foreign currency translation | (3.2) | (9.3) | (1.2) | (6.4) |
| | (3.2) | (9.3) | (0.9) | (5.9) |
| **Total comprehensive income** | 50.5 | 28.7 | 134.6 | 99.3 |
| Total comprehensive income attributable to: | | | | |
| **Equity Holders of the Company** | 50.2 | 28.3 | 134.1 | 98.6 |
| Minority Interests | 0.3 | 0.4 | 0.5 | 0.7 |
| | 50.5 | 28.7 | 134.6 | 99.3 |

## 1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

**STATEMENTS OF FINANCIAL POSITION as at 31 December 2009 (in $ million)**

| | THE GROUP | | THE COMPANY | |
|---|---|---|---|---|
| | **31.12.2009** | **31.03.2009** | **31.12.2009** | **31.03.2009** |
| **Share capital** | 271.5 | 255.2 | 271.5 | 255.2 |
| **Reserves** | | | | |
| Revenue reserve | 1,177.9 | 1,161.7 | 805.4 | 907.7 |
| Share-based compensation reserve | 23.5 | 23.8 | 23.5 | 23.8 |
| Statutory reserve | 6.3 | 6.1 | - | - |
| Foreign currency translation reserve | (49.4) | (48.5) | - | - |
| Fair value reserve | - | (0.3) | - | (0.3) |
| **Equity attributable to equity holders of the company** | 1,429.8 | 1,398.0 | 1,100.4 | 1,186.4 |
| **Minority interests** | 18.8 | 18.3 | - | - |
| **Total equity** | 1,448.6 | 1,416.3 | 1,100.4 | 1,186.4 |
| **Deferred taxation** | 96.8 | 99.4 | 27.8 | 27.8 |
| **Finance lease** | 4.3 | 5.6 | - | - |
| **Term loans** | 7.4 | 11.3 | - | - |
| **Other long-term liability** | 4.0 | 4.0 | 4.0 | 4.0 |
| **Deferred income** | 19.6 | 21.0 | 19.6 | 21.0 |
| | 1,580.7 | 1,557.6 | 1,151.8 | 1,239.2 |
| Represented by:- | | | | |
| **Property, plant and equipment** | | | | |
| Freehold land and buildings | 14.1 | 14.2 | - | - |
| Leasehold land and buildings | 437.9 | 460.8 | - | - |
| Progress payments | 8.7 | 4.9 | 1.2 | 0.3 |
| Others | 133.1 | 128.5 | 0.2 | 0.3 |
| | 593.8 | 608.4 | 1.4 | 0.6 |
| **Investment properties** | 6.6 | 7.0 | 392.3 | 410.4 |
| **Other non-current assets** | 12.0 | 12.1 | 12.0 | 12.1 |
| **Deferred tax assets** | 5.0 | 5.1 | 0.7 | 0.7 |
| **Subsidiary companies** | - | - | 540.7 | 540.7 |
| **Associated companies** | 327.7 | 333.5 | 270.8 | 270.8 |
| **Loan to a subsidiary** | - | - | 1.2 | 0.7 |
| **Loan to an associated company** | 0.3 | 0.8 | 0.3 | 0.8 |
| **Long-term investment** | 7.9 | 7.9 | 7.9 | 7.9 |
| **Joint venture company** | 0.1 | 0.3 | - | - |
| **Intangible assets** | 469.1 | 474.9 | 1.7 | 1.1 |
| **Current assets** | | | | |
| Trade debtors * | 242.4 | 123.8 | 10.0 | 6.0 |
| Other debtors | 11.5 | 11.7 | 1.6 | 2.8 |
| Prepayments | 9.2 | 13.1 | 0.6 | 2.1 |
| Related companies * | - | 236.6 # | 3.8 | 157.0 |
| Associated companies | 0.6 | 0.2 | 0.6 | 0.2 |
| Loan to an associated company | 0.6 | 0.6 | 0.6 | 0.6 |
| Inventories | 45.6 | 56.6 | 0.3 | 0.2 |
| Short-term non-equity investments | - | 20.4 | - | 20.4 |
| Fixed deposits | 87.5 | 83.9 | 74.3 | 83.1 |
| Cash and bank balances | 53.0 | 53.4 | 10.8 | 8.0 |
| | 450.4 | 600.3 | 102.6 | 280.4 |
| Less: **Current liabilities** | | | | |
| Term loans | 11.5 | 31.9 | - | - |
| Bank overdraft - secured | 2.1 | 1.8 | - | - |
| Trade creditors | 167.9 | 136.9 | 26.3 | 19.6 |
| Other creditors | 62.4 | 67.4 | 3.7 | 9.5 |
| Finance leases – current | 0.6 | 0.8 | - | - |
| Notes payable | - | 200.0 | - | 200.0 |
| Related companies | - | - | 136.4 | 44.5 |
| Provision for taxation | 47.7 | 53.9 | 13.4 | 13.4 |
| | 292.2 | 492.7 | 179.8 | 287.0 |
| **Net current assets/(liabilities)** | 158.2 | 107.6 | (77.2) | (6.6) |
| | 1,580.7 | 1,557.6 | 1,151.8 | 1,239.2 |

* Amount owing by SIA and SIA-related companies were reclassified from Related Companies to Trade Debtors after SATS ceased to be a subsidiary of SIA on 1 September 2009

\# Funds placed with SIA accounted approximately 60% of Related Companies as part of treasury management.

## 1(b) (ii) Aggregate amount of group's borrowings and debt securities

**(In $ million)**

Amount repayable in one year or less, or on demand

| As at 31.12.2009 | | As at 31.03.2009 | |
|---|---|---|---|
| Secured * | Unsecured | Secured * | Unsecured |
| 13.8 | 0.4 | 12.2 | 222.3 |

Amount repayable after one year

| As at 31.12.2009 | | As at 31.03.2009 | |
|---|---|---|---|
| Secured * | Unsecured | Secured * | Unsecured |
| 9.0 | 2.7 | 13.9 | 3.0 |

**Details of any collateral**

* Secured by property, plant and equipment and other assets belonging to certain subsidiaries in the Group.

**1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

**CONSOLIDATED CASH FLOW STATEMENT**
**for the third quarter and 9 months ended 31 December 2009 (in $ million)**

| | THE GROUP | | | |
|---|---|---|---|---|
| | 3rd Quarter | | 9 Months | |
| | 2009-10 | 2008-09 | 2009-10 | 2008-09 |
| **Cash flows from operating activities** | | | | |
| Profit before taxation | 67.5 | 50.4 | 170.2 | 136.9 |
| Adjustments for: | | | | |
| Interest income | (0.1) | (1.6) | (0.5) | (6.3) |
| Interest on borrowings | 0.3 | 1.5 | 4.7 | 4.6 |
| Dividend from long-term investment | - | (1.1) | - | (1.1) |
| Depreciation and amortisation expenses | 22.8 | 14.2 | 68.1 | 43.7 |
| Gain on disposal of property, plant and equipment | (0.1) | - | (0.6) | (0.4) |
| Effects of exchange rate changes | - | - | 0.1 | (0.2) |
| Share of profits of associated companies | (9.3) | (6.2) | (28.9) | (18.2) |
| Share-based payment expense | 0.5 | 1.9 | 3.1 | 5.8 |
| Amortisation of deferred income | (0.3) | (0.4) | (0.8) | (1.1) |
| Impairment in short-term non-equity investment | - | (0.3) | - | 9.7 |
| Operating profit before working capital changes | 81.3 | 58.4 | 215.4 | 173.4 |
| (Increase)/decrease in debtors * | (17.3) | (2.6) | (113.5) | 5.6 |
| Decrease/(increase) in inventories | 3.9 | (0.1) | 11.4 | (1.0) |
| (Increase)/decrease in amounts owing by related companies * | (0.1) | (4.6) | 96.5 | 2.5 |
| Increase/(decrease) in creditors | 20.6 | (4.0) | 19.5 | (0.5) |
| Increase in amounts due from associated companies | (0.2) | - | (0.4) | (1.3) |
| Cash generated from operations | 88.2 | 47.1 | 228.9 | 178.7 |
| Interest paid to third parties | (0.4) | - | (5.2) | (3.2) |
| Income tax paid | (16.5) | (16.8) | (37.5) | (38.9) |
| Net cash provided by operating activities | 71.3 | 30.3 | 186.2 | 136.6 |
| **Cash flows from investing activities** | | | | |
| Capital expenditure | (16.2) | (7.2) | (34.0) | (18.0) |
| Repayment of loan from associated company | 0.1 | 0.1 | 0.5 | 0.3 |
| Investment in subsidiary, net of cash acquired | - | (3.6) | - | (3.6) |
| Acquisition of shares in subsidiary | - | - | - | (0.6) |
| Dividends from associated companies | 5.8 | 3.0 | 18.7 | 14.0 |
| Dividends from long-term investment | - | 1.1 | - | 1.1 |
| Proceeds from disposal of property, plant and equipment | - | - | 2.3 | 1.1 |
| Interest received from deposits | 0.1 | 1.8 | 0.6 | 6.4 |
| Capital expenditure for setting up associated companies | - | - | 0.1 | (4.2) |
| Decrease in short-term non-equity investments | - | 20.3 | 20.7 | 14.7 |
| Net cash (used in)/provided by investing activities | (10.2) | 15.5 | 8.9 | 11.2 |
| **Cash flows from financing activities** | | | | |
| Repayment of medium-term notes and term loans | (3.1) | (0.1) | (227.6) | (0.3) |
| Proceeds from term loans | 0.9 | - | 3.0 | - |
| Repayment of finance leases | (0.2) | - | (1.5) | - |
| Proceeds from exercise of share options | 10.5 | 0.1 | 13.5 | 0.7 |
| Dividends paid | (54.2) | (43.2) | (118.9) | (151.1) |
| Proceeds from issuance of shares by a subsidiary | - | - | - | 0.5 |
| Bank charges on sale and lease back arrangement | (0.2) | (0.1) | (0.6) | (0.3) |
| Net cash used in financing activities | (46.3) | (43.3) | (332.1) | (150.5) |
| Net increase/(decrease) in cash and cash equivalents | 14.8 | 2.5 | (137.0) | (2.7) |
| Effects of exchange rate changes | (0.8) | (0.1) | (0.3) | 0.1 |
| Cash and cash equivalents at beginning of the period | 124.4 | 695.3 | 275.7 | 700.3 |
| Cash and cash equivalents at end of the period | 138.4 | 697.7 | 138.4 | 697.7 |

* Amount owing by SIA and SIA-related companies were reclassified from Related Companies to Trade Debtors after SATS ceased to be a subsidiary of SIA on 1 September 2009.

**1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

## STATEMENTS OF CHANGES IN EQUITY
## for the third quarter ended 31 December 2009 (in $ million)

| | Attributable to Equity Holders of the Company | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Share Capital | Revenue Reserve | Share-based Compen-sation Reserve | Fair Value Reserve | Statutory Reserve* | Foreign Currency Translation Reserve | Total | Minority Interests | Total Equity |
| THE GROUP | | | | | | | | | |
| Balance at 1 October 2009 | 258.7 | 1,178.3 | 25.7 | - | 6.3 | (46.2) | 1,422.8 | 18.5 | 1,441.3 |
| Total comprehensive income for October-December 2009 | - | 53.4 | - | - | - | (3.2) | 50.2 | 0.3 | 50.5 |
| Share-based payment | - | - | 0.5 | - | - | - | 0.5 | - | 0.5 |
| Share options exercised and lapsed | 12.3 | 0.4 | (2.2) | - | - | - | 10.5 | - | 10.5 |
| RSP/PSP awards | 0.5 | - | (0.5) | - | - | - | - | - | - |
| Dividends, net | - | (54.2) | - | - | - | - | (54.2) | - | (54.2) |
| Balance at 31 December 2009 | 271.5 | 1,177.9 | 23.5 | - | 6.3 | (49.4) | 1,429.8 | 18.8 | 1,448.6 |
| Balance at 1 October 2008 | 254.9 | 1,124.9 | 20.4 | (0.2) | 6.1 | (51.3) | 1,354.8 | 1.8 | 1,356.6 |
| Total comprehensive income for October-December 2008 | - | 37.6 | - | - | - | (9.3) | 28.3 | 0.4 | 28.7 |
| Share-based payment | - | - | 2.0 | - | - | - | 2.0 | - | 2.0 |
| Share options exercised and lapsed | 0.3 | 0.1 | (0.3) | - | - | - | 0.1 | - | 0.1 |
| Dividends, net | - | (43.2) | - | - | - | - | (43.2) | - | (43.2) |
| Balance at 31 December 2008 | 255.2 | 1,119.4 | 22.1 | (0.2) | 6.1 | (60.6) | 1,342.0 | 2.2 | 1,344.2 |

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

**STATEMENTS OF CHANGES IN EQUITY (Cont'd)**
**for the third quarter ended 31 December 2009 (in $ million)**

| THE COMPANY | Share Capital | Revenue Reserve | Share-based Compensation Reserve | Fair Value Reserve | Total Equity |
|---|---|---|---|---|---|
| Balance at 1 October 2009 | 258.7 | 856.0 | 25.7 | - | 1,140.4 |
| Total comprehensive income for October-December 2009 | - | 3.2 | - | - | 3.2 |
| Share-based payment | - | - | 0.5 | - | 0.5 |
| Share options exercised and lapsed | 12.3 | 0.4 | (2.2) | - | 10.5 |
| RSP/PSP awards | 0.5 | - | (0.5) | - | - |
| Dividends, net | - | (54.2) | - | - | (54.2) |
| Balance at 31 December 2009 | 271.5 | 805.4 | 23.5 | - | 1,100.4 |
| | | | | | |
| Balance at 1 October 2008 | 254.9 | 886.2 | 20.4 | (0.2) | 1,161.3 |
| Total comprehensive income for October-December 2008 | - | 5.3 | - | - | 5.3 |
| Share-based payment | - | - | 2.0 | - | 2.0 |
| Share options exercised and lapsed | 0.3 | 0.1 | (0.3) | - | 0.1 |
| Dividends, net | - | (43.2) | - | - | (43.2) |
| Balance at 31 December 2008 | 255.2 | 848.4 | 22.1 | (0.2) | 1,125.5 |

**1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

**SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY**

(i) Employee Share Option Plan

As at 31 December 2009, the number of share options of the Company outstanding was 57,328,425 (31 December 2008: 67,466,825).

During the period October 2009 to December 2009, 5,088,150 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the period October to December 2009 is as follows:

| Date of Grant | Balance at 1.10.2009 | Lapsed | Exercised | Balance at 31.12.2009 | Exercise price # | Expiry date |
|---|---|---|---|---|---|---|
| 28.3.2000 | 4,626,500 | (582,000) | (466,800) | 3,577,700 | S$2.15 | 27.3.2010 |
| 3.7.2000 | 1,535,950 | (154,600) | (136,300) | 1,245,050 | S$1.75 | 2.7.2010 |
| 2.7.2001 | 423,500 | (60,100) | (32,150) | 331,250 | S$1.19 | 1.7.2011 |
| 1.7.2002 | 916,950 | (136,400) | (73,400) | 707,150 | S$1.55 | 30.6.2012 |
| 1.7.2003 | 1,195,500 | (203,800) | (104,950) | 886,750 | S$1.42 | 30.6.2013 |
| 1.7.2004 | 4,877,950 | (611,550) | (415,700) | 3,850,700 | S$2.04 | 30.6.2014 |
| 1.7.2005 | 10,541,300 | (24,700) | (1,049,700) | 9,466,900 | S$2.22 | 30.6.2015 |
| 3.7.2006 | 13,179,075 | (16,900) | (2,809,150) | 10,353,025 | S$2.05 | 2.7.2016 |
| 2.7.2007 | 13,636,700 | (37,700) | - | 13,599,000 | S$3.01 | 1.7.2017 |
| 1.7.2008 | 13,338,800 | (27,900) | - | 13,310,900 | S$2.17 | 30.6.2018 |
| | 64,272,225 | (1,855,650) | (5,088,150) | 57,328,425 | | |

# Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $nil, no adjustment is made to the share-based payment expenses in the current year.

(ii) Restricted Share Plan (RSP) and Performance Share Plan (PSP)

In addition to the Employee Share Option Plan, senior management staff are entitled to two share-based incentive plans, the RSP and PSP, which were approved by the shareholders of the Company on 19 July 2005.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 150% of the initial grant of the restricted shares and between 0% to 200% of the initial grant of the performance shares.

As at 31 December 2009, the number of shares outstanding under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 1,458,194 and 317,200 respectively.

The details of the shares awarded under RSP and PSP are as follows:

| | Number of Restricted Shares | | | | |
|---|---|---|---|---|---|
| Date of grant | Balance at 01.10.2009 | Granted | Vested | Adjustments# | Balance at 31.12.2009 |
| **RSP** | | | | | |
| 02.10.2006 | 41,765 | - | (14,791) | - | 26,974 |
| 27.07.2007 | 322,350 | - | (72,824) | (203,906) | 45,620 |
| 01.11.2007 | 41,000 | - | (10,300) | (20,500) | 10,200 |
| 28.07.2008 | 511,600 | - | - | - | 511,600 |
| 17.11.2008 | 50,000 | - | - | - | 50,000 |
| 12.11.2009 | - | 813,800 | - | - | 813,800 |
| | 966,715 | 813,800 | (97,915) | (224,406) | 1,458,194 |

# Adjustment at the end of the two-year performance period upon meeting stated performance targets.

| | Number of Performance Shares | | | | |
|---|---|---|---|---|---|
| Date of grant | Balance at 01.10.2009 | Granted | Vested | Adjustments# | Balance at 31.12.2009 |
| **PSP** | | | | | |
| 02.10.2006 | 85,650 | - | - | (85,650) | - |
| 27.07.2007 | 98,200 | - | - | - | 98,200 |
| 01.11.2007 | 55,000 | - | - | - | 55,000 |
| 28.07.2008 | 92,000 | - | - | - | 92,000 |
| 12.11.2009 | - | 72,000 | - | - | 72,000 |
| | 330,850 | 72,000 | - | (85,650) | 317,200 |

# Adjustment at the end of three-year performance period upon meeting stated performance targets.

**1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.**

| As At 31 December 2009 | As at 31 March 2009 |
|---|---|
| 1,085,996,538 | 1,079,236,594 |

**1(d)(iv) A statement showing all sales, transfer, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.**

Not applicable

**2 Whether the figures have been audited, or reviewed and in accordance with which standard.**

The figures have not been audited in accordance with Singapore Standards on Auditing.

**3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).**

Not applicable.

**4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2009 except for the adoption of the Financial Reporting Standards (FRS) and INT FRS that are mandatory for financial years beginning on or after 1 January 2009. The adoption of these FRS and INT FRS has no significant impact on the financial statements, except for FRS 1 and FRS 108 as indicated below:

FRS 1 Presentation of Financial Statements – Revised presentation
The revised FRS 1 requires owner and non-owner changes in equity to be presented separately. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line item. In addition, the revised standard introduces the statement of comprehensive income: it presents all items of income and expense recognized in profit or loss, together with all non-owner changes in equity, either in one single statement, or in two statements. The Group is presenting the statement of comprehensive income in two statements.

FRS 108 Operating Segments
FRS 108 requires entities to disclose segment information based on the information reviewed by the entity's chief operating decision maker. As this is a disclosure standard, it will have no impact on the financial position and results of the Group.

**5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

Not applicable.

**6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

| | THE GROUP | | | |
|---|---|---|---|---|
| | 3rd Quarter | | 9 Months | |
| | 2009-10 | 2008-09 | 2009-10 | 2008-09 |
| Earnings per share based on net profit attributable to shareholders (cents): | | | | |
| (i) Basic * | 4.9 | 3.5 | 12.5 | 9.7 |
| (ii) Diluted ** | 4.9 | 3.5 | 12.4 | 9.7 |

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

**7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.**

| | THE GROUP | | THE COMPANY | |
|---|---|---|---|---|
| | As at 31.12.2009 | As at 31.03.2009 | As at 31.12.2009 | As at 31.03.2009 |
| Net asset value per ordinary share (cents) | 131.7 | 129.5 | 101.3 | 109.9 |

**8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.**

**GROUP FINANCIAL PERFORMANCE**

Third Quarter 2009-10

Group net profit attributable to equity holders of $53.4 million in the third quarter ended 31 December 2009 grew by $15.8 million or 42.0% over the corresponding period in FY08/09, primarily from the consolidation of Singapore Food Industries (SFI).

Group revenue rose $191.9 million or 79.2% to $434.3 million. SFI contributed $199.6 million to Group revenue. This was partially offset by a $6.1 million or 2.6% drop in aviation revenue to $228.4 million.

Compared to the second quarter of FY2009-10, SFI's contribution to Group revenue was $62.8 million or 45.9% higher. This included better sales reported by Daniels Group in the UK. Aviation revenue also improved $9.9 million or 4.5%, reflecting the trend in the aviation industry.

The inclusion of SFI also saw group expenditure rising $177.3 million or 89.1% to $376.3 million, with raw material and staff costs being the key contributors to higher expenditure.

Group's operating profit in the third quarter was $58 million, $14.6 million or 33.6% higher than a year ago.

The business segmental revenue and its composition are summarised below:

| | Revenue | | | | |
|---|---|---|---|---|---|
| | 3QFY2009-10 $M | % | 3QFY2008-09 $M | % | Growth % |
| Airport Services | 129.8 | 29.9 | 132.8 | 54.8 | (2.3) |
| Food Solutions | 303.1 | 69.8 | 109.4 | 45.1 | 177.1 |
| Corporate | 1.4 | 0.3 | 0.2 | 0.1 | 600.0 |
| **Total** | **434.3** | **100.0** | **242.4** | **100.0** | **79.2** |

Airport Services and Food Solutions constituted 29.9% and 69.8% respectively of group revenue. With contribution from SFI, revenue from Food Solutions increased significantly by $193.7 million or 177.1% to $303.1 million.

9 Months 2009-10

Group net profit attributable to equity holders for the nine months ended 31 December 2009 was $134.7 million, $30.2 million or 28.9% higher than the same period in FY2008-09. The consolidation of SFI and higher profit contributions from overseas associated companies had offset the impact of the weaker economy on the aviation sector. There was also a provision of $10.8 million in FY2008-09 for impairment in short-term non-equity investment.

Group revenue rose $412.7 million or 56.1% to $1,148.3 million despite of a $59.6 million or 8.3% decline in aviation revenue. The increase was due to the consolidation of SFI, which amounted to $469.3 million. As a result, Group operating profit was $18.9 million or 15.1% higher from a year ago at $144.1 million.

The business segmental revenue and its composition are summarised below:

| | Revenue | | | | |
|---|---|---|---|---|---|
| | 9MFY2009-10 $M | % | 9MFY2008-09* $M | % | Growth % |
| Airport Services | 375.3 | 32.7 | 403.4 | 54.8 | (7.0) |
| Food Solutions | 768.9 | 67.0 | 330.0 | 44.9 | 133.0 |
| Corporate | 4.1 | 0.3 | 2.2 | 0.3 | 86.4 |
| **Total** | **1,148.3** | **100.0** | **735.6** | **100.0** | **56.1** |

* Revenue from aircraft interior cleaning is reclassified from Food Solutions segment to Airport Services segment to be consistent with current period presentation.

With better performance reported by ground handling joint ventures in Hong Kong and Indonesia, contribution from overseas associates grew $10.7 million or 58.8% to $28.9 million. The higher associates' contribution was also attributed to a non-recurring provision made by an associate in the first quarter of FY2008-09 for VAT in respect of prior years.

**Balance Sheet Review**

Total equity of the Group stood at $1,448.6 million, an increase of $32.3 million or 2.3% compared to $1,416.3 million as at 31 March 2009. The increase was mainly from the profits made during the nine months but was partially offset by the payment of final dividend of $64.8 million in respect of FY2008-09 and interim dividend of $54.2 million for FY2009-10.

Current assets and current liabilities fell $149.9 million or 25% and $200.5 million or 40.7% respectively primarily from the repayment of the $200 million medium–term note in September 2009.

**Cash Flow Review**

Reflecting the improved operating performance, cash flow from operating activities for the 9 months to 31 Dec 09 increased by 36% to $186.2 million.

Group's cash and cash equivalents decreased $559.3 million to $138.4 million mainly because of the acquisition of SFI in the fourth quarter of FY2008/09 and the repayment of $200 million medium-term notes in September 2009.

**9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

Not applicable.

**10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

**OUTLOOK**

Recent industry statistics indicate the bottoming out of the aviation downturn. Activity levels have improved quarter-on-quarter, albeit still below pre-crisis levels.

Coming off the peak October-December quarter, the fourth quarter of the financial year is traditionally the weakest quarter for Singapore's aviation sector. However, with the continual recovery in this sector, the Group expects to see year-on-year improvements in passenger and cargo loads. SFI consolidation also adds balance to the Group's performance as the seasonal strength of the UK food business and SFI's Singapore business help to even out the seasonal impact on the regional aviation activities.

The jobs credit benefit will be further reduced in the fourth quarter of this financial year.

**11 Dividends**

**(a) Current Financial Period Reported On**

Any dividend declared for the current financial period reported on? No

**(b) Corresponding Period of the Immediately Preceding Financial Year**

Any dividend declared for the corresponding period of the immediately preceding financial year? No

**(c) Date Payable**

Not applicable.

**(d) Books Closure Date**

Not applicable.

**12 If no dividend has been declared/recommended, a statement to that effect.**

No dividend has been declared/recommended for the quarter ended 31 December 2009.

## 13 Interested Person Transactions

13.1 The interested person transactions entered into during the third quarter ended 31 December 2009 are as follows:

| | Third Quarter FY2009-10 | |
|---|---|---|
| | **Aggregate value of all interested person transactions entered into during the financial year below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual)** | **Aggregate value of all interested person transactions entered into during the financial year below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)** |
| Name of Interested Person | $'000 | $'000 |
| Tiger Airways Pte Ltd | - | 14,000 |
| NCS Pte Ltd | - | 2,980 |
| Total | - | 16,980 |

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Persons Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review and/or multiple transactions with the same interested person. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
4 February 2010
Singapore

Singapore Company Registration No: 197201770G

**CONFIRMATION BY THE BOARD**

We, Edmund Cheng Wai Wing and Keith Tay Ah Kee, being two directors of Singapore Airport Terminal Services Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the third quarter and nine months ended 31 December 2009 financial results to be false or misleading in any material respect.

On behalf of the board of directors

| EDMUND CHENG WAI WING<br>Chairman | KEITH TAY AH KEE<br>Director |
|---|---|

Singapore, 4 February 2010

4 February 2010









# 3Q and 9M FY2009/10 Performance Review

## Forward Looking Statements

This presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.



## 9M Highlights

- Group revenue grew 56% to $1.15B, surpassing FY2008/09 revenue of $1.06B. SFI contributed $469.3M, offsetting the 8% decline in aviation revenue.
- Overseas associates' contribution rose 59% to $28.9M, surpassing FY2008/09 contribution of $22.2M.
- Net profit improved 29% to $134.7M. As a result, free cash flow increased to $152.2M.
- SFI integration saw more than $10M synergies being identified with $6M already realised on an annualised basis.



3

## 3Q09/10 & 9M09/10 Financials

| $M | 3Q09/10 | 3Q08/09 | % Change | 9M09/10 | 9M08/09 | % Change |
|---|---|---|---|---|---|---|
| Revenue | 434.3 | 242.4 | 79.2 | 1,148.3 | 735.6 | 56.1 |
| Expenditure | (376.3) | (199.0) | 89.1 | (1004.20) | (610.40) | 64.5 |
| Operating Profit | 58.0 | 43.4 | 33.6 | 144.1 | 125.2 | 15.1 |
| EBITDA | 80.9 | 55.9 | 44.7 | 212.9 | 167.5 | 27.1 |
| Share of Profits of Assoc. Companies | 9.3 | 6.2 | 50.0 | 28.9 | 18.2 | 58.8 |
| Net Non-Operating Income/(Expenses) | 0.2 | 0.8 | (75.0) | (2.8) | (6.5) | 56.9 |
| PBT | 67.5 | 50.4 | 33.9 | 170.2 | 136.9 | 24.3 |
| PATMI | 53.4 | 37.6 | 42.0 | 134.7 | 104.5 | 28.9 |

3Q revenue grew 79% due to SFI consolidation. Coupled with higher Associates' contribution, PATMI rose 42% to $53.4M



4

## Q-o-Q Highlights

| $M | 3Q09/10 | 2Q09/10 | 1Q09/10 | 4Q08/09 | 3Q08/09 |
|---|---|---|---|---|---|
| Revenue | 434.3 | 362.3 | 351.7 | 326.5 | 242.4 |
| *Change in Revenue* | *19.9%* | *3.0%* | *7.7%* | *34.7%* | *-2.7%* |
| Expenditure | (376.3) | (319.9) | (308.0) | (280.8) | (199.0) |
| Operating Profit | 58.0 | 42.4 | 43.7 | 45.7 | 43.4 |
| *Change in Operating Profit* | *36.8%* | *-3.0%* | *-4.4%* | *5.3%* | *-0.5%* |
| EBITDA | 80.9 | 65.2 | 66.8 | 66.2 | 55.9 |
| Share of Profits of Assoc. Companies | 9.3 | 10.5 | 9.1 | 4.0 | 6.2 |
| Net Non-Operating Income/(Expenses) | 0.2 | (2.0) | (1.0) | (3.1) | 0.8 |
| PBT | 67.5 | 50.9 | 51.8 | 46.6 | 50.4 |
| *Change in PBT* | *32.6%* | *-1.7%* | *11.2%* | *-7.5%* | *18.6%* |
| PATMI | 53.4 | 40.9 | 40.4 | 42.2 | 37.6 |
| *Change in PATMI* | *30.6%* | *1.2%* | *-4.3%* | *12.2%* | *16.0%* |

**Better sales from Daniels Group & improved aviation revenue contributed to revenue and PATMI growth**



## Revenue and Profitability Trends(*)


Revenue
EBITDA
PATMI
1,530
1,440
1,350
1,260
1,170
1,080
990
900
$M
4Q07/08
1Q08/09
2Q08/09
3Q08/09
4Q08/09
1Q09/10
2Q09/10
3Q09/10
4Q09/10

*(1) Moving Annual Total (trailing LTM data)*

## Financial Indicators

| % | 3Q09/10 | 3Q08/09 | Change (pts) | 9M09/10 | 9M08/09 | Change (pts) |
|---|---|---|---|---|---|---|
| Operating Profit Margin | 13.4 | 17.9 | (4.5) | 12.5 | 17.0 | (4.5) |
| EBITDA Margin | 18.6 | 23.1 | (4.5) | 18.5 | 22.8 | (4.3) |
| PBT Margin | 15.5 | 20.8 | (5.3) | 14.8 | 18.6 | (3.8) |
| Net Margin | 12.3 | 15.5 | (3.2) | 11.7 | 14.2 | (2.5) |

| Cents | 3Q09/10 | 3Q08/09 | % Change | 9M09/10 | 9M08/09 | % Change |
|---|---|---|---|---|---|---|
| Earnings Per Share | 4.9 | 3.5 | 40.0 | 12.5 | 9.7 | 28.9 |

| | 31-Dec-09 | 31-Mar-09 |
|---|---|---|
| Net Asset Value Per Share ($) | 1.32 | 1.30 |
| Debt Equity Ratio | 0.02 | 0.18 |


sats



## Group Segmental Revenue

| $M | 3Q09/10 | 3Q08/09 | % Change | 9M09/10 | 9M08/09 | % Change |
|---|---|---|---|---|---|---|
| By Business | | | | | | |
| Airport Services | 129.8 | 132.8 | (2.3) | 375.3 | 403.4 | (7.0) |
| Food Solutions | 303.1 | 109.4 | 177.1 | 768.9 | 330.0 | 133.0 |
| Corporate | 1.4 | 0.2 | 600.0 | 4.1 | 2.2 | 86.4 |
| **Total** | **434.3** | **242.4** | **79.2** | **1,148.3** | **735.6** | **56.1** |
| By Industry | | | | | | |
| Aviation | 228.4 | 234.5 | (2.6) | 657.5 | 717.1 | (8.3) |
| Non-Aviation | 205.9 | 7.9 | n.m. | 490.8 | 18.5 | n.m. |
| **Total** | **434.3** | **242.4** | **79.2** | **1,148.3** | **735.6** | **56.1** |
| By Geographical Location | | | | | | |
| Singapore | 288.7 | 237.8 | 21.4 | 843.0 | 728.6 | 15.7 |
| Overseas | 145.6 | 4.6 | n.m. | 305.3 | 7.0 | n.m. |
| **Total** | **434.3** | **242.4** | **79.2** | **1,148.3** | **735.6** | **56.1** |

*n.m.: not meaningful*


sats


Segmental Revenue by Business - 9M09/10
Corporate
0.3%
Airport Services
32.7%
Food Solutions
67.0%
9M08/09
Corporate
0.3%
Airport
Services
54.8%
Food Solutions
44.9%
Higher Food Solutions contribution attributed to consolidation of SFI
Airport Services: ground handling, airfreight handling, aviation security, aircraft interior cleaning, and cargo delivery & management
Food Solutions: airline catering, food distribution & logistics, industrial catering, chilled & frozen food manufacturing, and airline linen & laundry
sats
9


Segmental Revenue by Industry - 9M09/10
Non-Aviation
42.7%
Aviation
57.3%
9M08/09
Non-Aviation
2.5%
Aviation
97.5%
Growth in Non-Aviation revenue attributed to consolidation of SFI
Non-Aviation revenue encompasses revenues from SFI, Country Foods and Country Foods Macau
sats
10



Segmental Revenue by Geographical Location - 9M09/10
Overseas 26.6%
Singapore 73.4%
9M08/09
Overseas 1.0%
Singapore 99.0%
Daniels Group's contribution led the growth in Overseas revenue
sats


## Group Expenditure

| $M | 3Q09/10 | 3Q08/09 | % Change | 9M09/10 | 9M08/09 | % Change |
|---|---|---|---|---|---|---|
| Staff Costs | 147.1 | 105.0 | 40.1 | 402.0 | 328.3 | 22.4 |
| Cost of Raw Materials | 121.9 | 24.1 | 405.8 | 307.5 | 70.2 | 338.0 |
| Licensing Fees | 14.8 | 15.4 | (3.9) | 42.5 | 46.8 | (9.2) |
| Depreciation & Amortisation | 22.8 | 14.2 | 60.6 | 68.1 | 43.7 | 55.8 |
| Accommodation & Utilities | 22.4 | 20.0 | 12.0 | 65.6 | 56.1 | 16.9 |
| Other Costs | 47.3 | 20.3 | 133.0 | 118.5 | 65.3 | 81.5 |
| Total | 376.3 | 199.0 | 89.1 | 1,004.2 | 610.4 | 64.5 |

- Consolidation of SFI resulted in higher total costs.
- In 3Q09/10, staff costs accounted for close to 40% of total expenditure and included $3.2M jobs credit.
- Amortisation of intangibles was $4.4M in 3Q09/10.



sats

12

## Associates' Results - Proportionate Accounting

By Business

| $M | 3Q09/10 | 3Q08/09 | % Change | 9M09/10 | 9M08/09 | % Change |
|---|---|---|---|---|---|---|
| Turnover | 67.8 | 60.0 | 13.0 | 183.2 | 183.7 | (0.3) |
| Airport Services | 51.5 | 42.8 | 20.3 | 135.4 | 131.6 | 2.9 |
| Food Solutions | 16.3 | 17.2 | (5.2) | 47.8 | 52.1 | (8.3) |
| EBITDA | 15.6 | 14.4 | 8.3 | 49.5 | 42.2 | 17.3 |
| Airport Services | 12.2 | 10.6 | 15.1 | 42.3 | 32.0 | 32.2 |
| Food Solutions | 3.4 | 3.8 | (10.5) | 7.2 | 10.2 | (29.4) |
| EBITDA Margin (%) | 23.0 | 24.0 | (1.0) pts | 27.0 | 23.0 | 4.0 pts |
| Airport Services | 23.7 | 24.8 | (1.1) pts | 31.2 | 24.3 | 6.9 pts |
| Food Solutions | 20.9 | 22.1 | (1.2) pts | 15.1 | 19.6 | (4.5) pts |
| PBT | 9.3 | 6.2 | 50.0 | 28.9 | 18.2 | 58.8 |
| Airport Services | 7.2 | 3.6 | 100.0 | 25.1 | 11.7 | 114.5 |
| Food Solutions | 2.1 | 2.6 | (19.2) | 3.8 | 6.5 | (41.5) |
| Gross Dividends Received | 5.8 | 4.3 | 34.9 | 19.3 | 18.2 | 6.0 |

sats



## Associates' Results - Proportionate Accounting

By Region

| $M | 3Q09/10 | 3Q08/09 | % Change | 9M09/10 | 9M08/09 | % Change |
|---|---|---|---|---|---|---|
| Turnover | 67.8 | 60.0 | 13.0 | 183.2 | 183.7 | (0.3) |
| West Asia | 10.1 | 12.0 | (15.8) | 29.6 | 35.3 | (16.1) |
| North Asia | 43.3 | 34.6 | 25.1 | 112.0 | 108.6 | 3.1 |
| SEA & Australasia | 14.4 | 13.4 | 7.5 | 41.6 | 39.8 | 4.5 |
| EBITDA | 15.6 | 14.4 | 8.3 | 49.5 | 42.2 | 17.3 |
| West Asia | 2.4 | 3.2 | (25.0) | 6.3 | 8.2 | (23.2) |
| North Asia | 7.9 | 6.7 | 17.9 | 27.5 | 24.9 | 10.4 |
| SEA & Australasia | 5.3 | 4.5 | 17.8 | 15.7 | 9.1 | 72.5 |
| EBITDA Margin (%) | 23.0 | 24.0 | (1.0) pts | 27.0 | 23.0 | 4.0 pts |
| West Asia | 23.8 | 26.7 | (2.9) pts | 21.3 | 23.2 | (1.9) pts |
| North Asia | 18.2 | 19.4 | (1.2) pts | 24.6 | 22.9 | 1.7 pts |
| SEA & Australasia | 36.8 | 33.6 | 3.2 pts | 37.7 | 22.9 | 14.8 pts |
| PBT | 9.3 | 6.2 | 50.0 | 28.9 | 18.2 | 58.8 |
| West Asia | 1.5 | 2.4 | (37.5) | 3.8 | 5.6 | (32.1) |
| North Asia | 2.9 | 0.2 | n.m. | 10.9 | 6.8 | 60.3 |
| SEA & Australasia | 4.9 | 3.6 | 36.1 | 14.2 | 5.8 | 144.8 |
| Gross Dividends Received | 5.8 | 4.3 | 34.9 | 19.3 | 18.2 | 6.0 |


sats

## Associates' Contribution - Change in PBT

| 9M09/10 | | Change $M |
|---|---|---|
| INFLIGHT CATERING JVs | | |
| BAIK | Beijing, China | (1.1) |
| MCS | Macau, China | (0.1) |
| MEC | Philippines | 0.2 |
| MIC | Maldives | 0 |
| TMIK | Chennai, India | (0.6) |
| TSAC | India | (1.1) |
| | SUB-TOTAL | (2.7) |
| GROUND HANDLING JVs | | |
| AAT | HK SAR, China | 3.6 |
| BGS | Beijing, China | 0.7 |
| EGAC | Taipei, ROC | 0.7 |
| EGAS | Taipei, ROC | 0.2 |
| JAS | Indonesia | 8.9 |
| TCS | HCM, Vietnam | (0.7) |
| | SUB-TOTAL | 13.4 |

JAS : Higher business volumes and non-recurrence of a provision for VAT for prior years.

AAT : Higher cargo traffic in 3Q.

BAIK : Higher rental provision.

TSAC : Lower volumes arising from reduction of flights.

sats



## Group Balance Sheet

| $M | As at 31 Dec 09 | As at 31 Mar 09 |
|---|---|---|
| Total Equity | 1448.6 | 1416.3 |
| Long-term Loans | 11.7 | 16.9 |
| Other Long-term Liabilities | 120.4 | 124.4 |
| Current Liabilities | 292.2 | 492.7 |
| Total Equity & Liabilities | 1872.9 | 2050.3 |
| | | |
| Fixed Assets | 593.8 | 608.4 |
| Associated Companies | 327.7 | 333.5 |
| Intangible Assets | 469.1 | 474.9 |
| Other Non-Current Assets | 31.9 | 33.2 |
| Current Assets | | |
| *Cash & Cash Equivalents* | 140.5 | 297.9 |
| *Debtors & Other Current Assets* | 309.9 | 302.4 |
| Total Assets | 1872.9 | 2050.3 |

- Reductions in Cash & Cash Equivalents and Current Liabilities due to repayment of $200M MTN


sats

## Group Cash Flow

| $M | 9M09/10 | 9M08/09 | Change |
|---|---|---|---|
| Cash & Cash Equivalents at beginning of the period | 275.7 | 700.3 | (424.6) |
| Net Cash provided by Operating Activities | 186.2 | 136.6 | 49.6 |
| Net Cash provided by Investing Activities | 8.9 | 11.2 | (2.3) |
| Net Cash used in Financing Activities | (332.1) | (150.5) | (181.6) |
| Net Increase in Cash & Cash Equivalents | 138.7 | 697.6 | (558.9) |
| Exchange Rate Changes | (0.3) | 0.1 | (0.4) |
| Cash & Cash Equivalents at end of the period | 138.4 | 697.7 | (559.3) |
| | | | |
| Free Cash Flow* | 152.2 | 118.6 | 33.6 |

**Free cash flow rose 28% to $152.2M**

***Free Cash Flow: cash flow from operating activities less cash purchases of capital expenditure***


sats



## Operating Statistics for Aviation Business

| | 3Q09/10 | 3Q08/09 | % Change | 9M09/10 | 9M08/09 | % Change |
|---|---|---|---|---|---|---|
| Passengers Handled ('M) | 8.88 | 8.16 | 8.9 | 24.48 | 23.89 | 2.5 |
| Flights Handled ('000) | 24.68 | 22.68 | 8.8 | 71.91 | 66.95 | 7.4 |
| Unit Services ('000) | 20.36 | 20.63 | (1.3) | 59.61 | 62.17 | (4.1) |
| Cargo ('000 tonnes) | 377.33 | 358.63 | 5.2 | 1053.31 | 1156.61 | (8.9) |
| Gross Meals Produced ('M) | 6.18 | 6.56 | (5.9) | 17.49 | 19.49 | (10.3) |
| Unit Meals Produced ('M) | 4.89 | 5.20 | (6.0) | 13.83 | 15.55 | (11.1) |

- Y-o-Y, 3Q09/10 and 9M09/10 saw more passengers and flights handled due to more flights and passengers from LCCs.
- 3Q09/10 also saw a recovery in cargo throughput with a 5.2% growth arising from stronger demand during the year-end festive period.
- Q-o-Q, higher volumes were reported across all operations for the second consecutive quarter.

sats

## Contracts Renewed / Secured in 3Q09/10

Aviation - Singapore

- Asiana Airlines - ground & airfreight handling
- China Eastern - ground & airfreight handling and airline catering
- Japan Airlines - ground & airfreight handling
- Myanmar Airlines - ground & airfreight handling
- United Airlines - airline catering


ASIANA AIRLINES

中國東方航空
CHINA EASTERN

JAL

MAI


Non-Aviation - Singapore

- 2 + 1 year contract with Resort World Sentosa to provide armed security services


sats



## SFI Integration

- Total identified savings at $10.2M per annum to-date (2Q09/10: $9.2M)
- Savings realised rose to $6.0M per annum (2Q09/10: $3.4M)


sats

## Outlook

Recent industry statistics indicate the bottoming out of the aviation downturn. Activity levels have improved quarter-on-quarter, albeit still below pre-crisis levels.

Coming off the peak October-December quarter, the fourth quarter of the financial year is traditionally the weakest quarter for Singapore's aviation sector. However, with the continual recovery in this sector, the Group expects to see year-on-year improvements in passenger and cargo loads. SFI consolidation also adds balance to the Group's performance as the seasonal strength of the UK food business and SFI's Singapore business help to even out the seasonal impact on the regional aviation activities.

The jobs credit benefit will be further reduced in the fourth quarter of this financial year.

sats

21

## In Summary...

- Strong 3Q performance underpinned by consolidation of SFI and aviation recovery.
- Anticipate continual improvement in aviation business as economy rebounds.
- Continue to work on opportunities in the tourism and hospitality areas.
- Drive productivity improvement and realisation of synergies.


sats

22


sats
one with you
Q&A



No. 03/10 4 February 2010

# SATS 3Q PROFIT GREW 42% TO $53.4M

*Better quarter-on-quarter performance underpinned by SFI consolidation and aviation recovery*

## HIGHLIGHTS OF THE SATS GROUP'S UNAUDITED RESULTS

| (in S$ million) | 3Q FY2009-10 (Oct - Dec 09) | Year-on-Year change (%) | 9M FY2009-10 (Apr - Dec 09) | Year-on-Year change (%) |
|---|---|---|---|---|
| Operating revenue | 434.3 | 79.2 | 1,148.3 | 56.1 |
| Operating profit | 58.0 | 33.6 | 144.1 | 15.1 |
| Share of profits of associated companies | 9.3 | 50.0 | 28.9 | 58.8 |
| Non-operating income/(expense) | 0.2 | (75.0) | (2.8) | (56.9) |
| Profit before tax | 67.5 | 33.9 | 170.2 | 24.3 |
| Profit attributable to equity holders | 53.4 | 42.0 | 134.7 | 28.9 |
| Earnings per share (cents) - basic | 4.9 | 40.0 | 12.5 | 28.9 |

## GROUP EARNINGS

### 3Q FY2009-10 (1 October - 31 December 2009)

In the third quarter of FY2009-10, Group revenue grew 79% (+$191.9 million) to $434.3 million due to the consolidation of Singapore Food Industries (SFI) which amounted to $199.6 million. This was partially offset by a 3% (-$6.1 million) drop in aviation revenue to $228.4 million.

Compared to the second quarter of FY2009-10, SFI's contribution to Group revenue was 46% (+$62.8 million) higher. This included better sales reported by Daniels Group in the UK. Aviation revenue also improved 5% (+$9.9 million), reflecting the trend in the aviation industry.

Note: The SATS Group comprises the parent holding unit, its subsidiaries and associated companies.
A summary of the financial statistics is shown in Annex A.
All monetary figures are in Singapore Dollars.

Group operating profit in the third quarter was $58 million, 34% (+$14.6 million) higher than a year ago. Together with the higher contribution from overseas associates of $9.3 million, the Group saw profit before tax rise 34% (+$17.1 million) to $67.5 million while net profit attributable to equity holders increased 42% (+$15.8 million) to $53.4 million.

Free cash flow generated during the third quarter rose 139% (+$32 million) to $55.1 million due to higher profits.

## 9M FY2009-10 (1 April - 31 December 2009)

In the first nine months of FY2009-10, Group revenue rose 56% (+$412.7 million) to $1.15 billion despite an 8% decline (-$59.6 million) in aviation revenue. The increase was due to the consolidation of SFI which amounted to $469.3 million. As a result, Group operating profit was 15% (+$18.9 million) higher from a year ago at $144.1 million.

Better performance reported by ground handling joint ventures in Indonesia and Hong Kong saw contribution from overseas associates grew 59% (+$10.7 million) to $28.9 million. The higher contribution was also attributed to a non-recurring provision from an associate in the first quarter of FY2008-09 for VAT in respect of prior years. Coupled with the non-recurrence of the $10.8 million provision for impairment in short-term non-equity investments made in FY2008-09, profit before tax for the Group consequently improved 24% (+$33.3 million) to $170.2 million while net profit attributable to equity holders grew 29% (+$30.2 million) to $134.7 million.

Free cash flow generated during the first nine months of FY2009-10 was $152.2 million, up 28% (+$33.6 million) due to higher profits.

## GROUP FINANCIAL POSITION

As at 31 December 2009, total equity of the Group was $1.45 billion while net asset value per share stood at $1.32.

Total assets and cash balance amounted to $1.87 billion and $138.4 million respectively.

Debt equity ratio was 0.02.

## OPERATING DATA FOR AVIATION BUSINESS

The third quarter of FY2009-10 saw more passengers and flights handled compared to the same period last year. This was due to more flights and passengers from low-cost carriers (LCCs). Cargo throughput also went up as a result of stronger demand for airfreight during the traditional festive peak.

On a quarter-on-quarter comparison, higher business volumes were seen across all operations for two consecutive quarters, marking the recovery of the aviation industry.

In the first 9 months of FY2009-10, more flights and passengers were handled. The increase was attributed to more flights from LCCs and the addition of Tiger Airways since April 2009. However, meals produced and cargo throughput declined compared to a year ago.

| | 3Q FY2009-10 | 3Q FY2008-09 | % change |
|---|---|---|---|
| Passengers handled ('M) | 8.88 | 8.16 | 8.9 |
| Meals produced ('M) | 6.18 | 6.56 | (5.9) |
| Flights handled ('000) | 24.68 | 22.68 | 8.8 |
| Cargo/mail processed ('000 tonnes) | 377.33 | 358.63 | 5.2 |

| | 3Q FY2009-10 | 2Q FY2009-10 | % change |
|---|---|---|---|
| Passengers handled ('M) | 8.88 | 8.00 | 11.0 |
| Meals produced ('M) | 6.18 | 5.87 | 5.2 |
| Flights handled ('000) | 24.68 | 23.72 | 4.1 |
| Cargo/mail processed ('000 tonnes) | 377.33 | 350.17 | 7.8 |

| | 9M FY2009-10 | 9M FY2008-09 | % change |
|---|---|---|---|
| Passengers handled ('M) | 24.48 | 23.89 | 2.5 |
| Meals produced ('M) | 17.49 | 19.49 | (10.3) |
| Flights handled ('000) | 71.91 | 66.95 | 7.4 |
| Cargo/mail processed ('000 tonnes) | 1,053.31 | 1156.61 | (8.9) |

## SFI INTEGRATION

As at 31 December 2009, the Group has identified annualised savings of $10.2 million and realised savings of $6.0 million per annum from the integration of SFI.

## OUTLOOK

Recent industry statistics indicate the bottoming out of the aviation downturn. Activity levels have improved quarter-on-quarter, albeit still below pre-crisis levels.

Coming off the peak October-December quarter, the fourth quarter of the financial year is traditionally the weakest quarter for Singapore's aviation sector. However, with the continual recovery in this sector, the Group expects to see year-on-year improvements in passenger and cargo loads. SFI consolidation also adds balance to the Group's performance as the seasonal strength of the UK food business and SFI's Singapore business help to even out the seasonal impact on the regional aviation activities.

The jobs credit benefit will be further reduced in the fourth quarter of this financial year.

## ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises airline catering, food distribution and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

SATS has been listed on the Singapore Exchange since May 2000. For more information on SATS, please visit www.sats.com.sg.

## ANNOUNCEMENT INFORMATION

The complete SATS Group's 3Q and 9M FY2009-10 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

## INVESTOR AND MEDIA CONTACTS:

**Sandy Leng (Ms)**
AVP, Investor Relations
SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Email: sandy_leng@sats.com.sg

**Tan Kok Kuan**
Manager
Edelman Public Relations
Tel: (65) 67331110 (office hours)
Tel: (65) 9369 9552 (after office hours)
Email: kokkuan.tan@edelman.com

## ANNEX A

## GROUP FINANCIAL STATISTICS

| | 3QFY2009-10 | 3QFY2008-09 | 9MFY2009-10 | 9MFY2008-09 |
|---|---|---|---|---|
| **Financial Results (S$ million)** | | | | |
| Total revenue | 434.3 | 242.4 | 1,148.3 | 735.6 |
| Total expenditure | 376.3 | 199.0 | 1,004.2 | 610.4 |
| Operating profit | 58.0 | 43.4 | 144.1 | 125.2 |
| Share of profits from associated companies | 9.3 | 6.2 | 28.9 | 18.2 |
| Non-operating income / (expenses) | 0.2 | 0.8 | (2.8) | (6.5) |
| Profit before taxation | 67.5 | 50.4 | 170.2 | 136.9 |
| Profit attributable to equity holders | 53.4 | 37.6 | 134.7 | 104.5 |
| | | | | |
| **Per Share Data** | | | | |
| Earnings after tax (cents) - basic [R1] | 4.9 | 3.5 | 12.5 | 9.7 |
| - diluted [R2] | 4.9 | 3.5 | 12.4 | 9.7 |
| Return on turnover (%) [R3] | 12.4 | 15.7 | 11.8 | 14.3 |

| Financial Position (S$ million) | As at 31-Dec-09 | As at 31-Mar-09 |
|---|---|---|
| Equity attributable to equity holders | 1,429.8 | 1,398.0 |
| Total assets | 1,872.9 | 2,050.3 |
| Total debt | 25.9 | 251.4 |
| Gross debt/equity ratio (times) [R4] | 0.02 | 0.18 |
| Net asset value per share ($) [R5] | 1.32 | 1.30 |

[R1] Earnings after tax per share (basic) is computed by dividing profit attributable to equity holders by the weighted average number of ordinary shares in issue.

[R2] Earnings after tax per share (diluted) is computed by dividing profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

[R3] Return on turnover is computed by dividing profit after tax by total revenue.

[R4] Gross debt/equity ratio is computed by dividing total debt by equity attributable to equity holders.

[R5] Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

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MISCELLANEOUS

** Asterisks denote mandatory information*

| | |
|---|---|
| Name of Announcer * | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Company Registration No. | 197201770G |
| Announcement submitted on behalf of | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted with respect to * | SINGAPORE AIRPORT TRML SVCSLTD |
| Announcement is submitted by * | Shireena Woon |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 13-Jan-2010 17:30:37 |
| Announcement No. | 00078 |

>> ANNOUNCEMENT DETAILS

*The details of the announcement start here ...*

Announcement Title * | SATS Releases 3QFY2009/10 Results on 4 February 2010

Description

Singapore, 13 January 2010 - Singapore Airport Terminal Services Limited (SATS) wishes to announce that it will release its financial results for the third quarter ended 31 December 2009 on Thursday, 4 February 2010 after market trading hours.

The financial statements and press release will be made available on SGXNET and SATS' website at:
http://www.sats.com.sg/newsats/investor_relations/financial_results.html

Investor & Media Contact:
Sandy Leng
Assistant Vice President, Investor Relations
SATS
Tel : (65) 6541 8200
Fax : (65) 6541 8204
Email : sandy_leng @sats.com.sg

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**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

**Biz-Filing with Registry of Companies and Businesses**

| Date of Filing | Form |
|---|---|
| ESOP 794 | |
| 31Mar 2010 | Lodgment of Return of Allotment of Shares – 227,000 shares |
| 31 Mar 2010 | Lodgment of Return of Allotment of Shares – 151,600 shares |
| 31 Mar 2010 | Lodgment of Return of Allotment of Shares – 65,600 shares |
| 31 Mar 2010 | Lodgment of Return of Allotment of Shares – 13,600 shares |
| 31 Mar 2010 | Lodgment of Return of Allotment of Shares – 13,600 shares |
| 31 Mar 2010 | Lodgment of Return of Allotment of Shares – 5,200 shares |
| 31 Mar 2010 | Lodgment of Return of Allotment of Shares – 37,500 shares |
| 31 Mar 2010 | Lodgment of Return of Allotment of Shares – 452,600 shares |
| ESOP 793 | |
| 24 Mar 2010 | Lodgment of Return of Allotment of Shares – 174,800 shares |
| 23 Mar 2010 | Lodgment of Return of Allotment of Shares – 115,600 shares |
| 23 Mar 2010 | Lodgment of Return of Allotment of Shares – 50,200 shares |
| 23 Mar 2010 | Lodgment of Return of Allotment of Shares – 17,400 shares |
| 23 Mar 2010 | Lodgment of Return of Allotment of Shares – 10,900 shares |
| 23 Mar 2010 | Lodgment of Return of Allotment of Shares – 2,600 shares |
| 23 Mar 2010 | Lodgment of Return of Allotment of Shares – 44,700 shares |
| 23 Mar 2010 | Lodgment of Return of Allotment of Shares – 662,400 shares |

ESOP 792

| | |
|---|---|
| 15 Mar 2010 | Lodgment of Return of Allotment of Shares – 204,475 shares |
| 15 Mar 2010 | Lodgment of Return of Allotment of Shares – 161,400 shares |
| 15 Mar 2010 | Lodgment of Return of Allotment of Shares – 57,400 shares |
| 15 Mar 2010 | Lodgment of Return of Allotment of Shares – 27,300 shares |
| 15 Mar 2010 | Lodgment of Return of Allotment of Shares – 20,500 shares |
| 15 Mar 2010 | Lodgment of Return of Allotment of Shares – 14,150 shares |
| 15 Mar 2010 | Lodgment of Return of Allotment of Shares – 26,100 shares |
| 15 Mar 2010 | Lodgment of Return of Allotment of Shares – 242,200 shares |

PSP1

| | |
|---|---|
| 05 Mar 2010 | Lodgment of Return of Allotment of Shares – 181-538 shares - Conversion of SFI Performance Share Plan to SATS Shares ("PSP") |

ESOP 791

| | |
|---|---|
| 03 Mar 2010 | Lodgment of Return of Allotment of Shares – 34,475 shares |
| 03 Mar 2010 | Lodgment of Return of Allotment of Shares – 20,400 shares |
| 03 Mar 2010 | Lodgment of Return of Allotment of Shares – 11,500 shares |
| 03 Mar 2010 | Lodgment of Return of Allotment of Shares – 50 shares |
| 03 Mar 2010 | Lodgment of Return of Allotment of Shares – 200 shares |
| 03 Mar 2010 | Lodgment of Return of Allotment of Shares – 125,800 shares |

ESOP 790

| | |
|---|---|
| 03 Mar 2010 | Lodgment of Return of Allotment of Shares – 31,800 shares |
| 03 Mar 2010 | Lodgment of Return of Allotment of Shares – 15,800 shares |
| 03 Mar 2010 | Lodgment of Return of Allotment of Shares – 8,400 shares |
| 03 Mar 2010 | Lodgment of Return of Allotment of Shares – 37,600 shares |

ESOP 789

| | |
|---|---|
| 24 Feb 2010 | Lodgment of Return of Allotment of Shares – 104,200 shares |
| 24 Feb 2010 | Lodgment of Return of Allotment of Shares – 64,400 shares |
| 24 Feb 2010 | Lodgment of Return of Allotment of Shares – 36,000 shares |
| 24 Feb 2010 | Lodgment of Return of Allotment of Shares – 2,600 shares |
| 24 Feb 2010 | Lodgment of Return of Allotment of Shares – 7,400 shares |
| 24 Feb 2010 | Lodgment of Return of Allotment of Shares – 7,400 shares |
| 24 Feb 2010 | Lodgment of Return of Allotment of Shares – 17,800 shares |
| 24 Feb 2010 | Lodgment of Return of Allotment of Shares – 133,600 shares |

ESOP 788

| | |
|---|---|
| 11 Feb 2010 | Lodgment of Return of Allotment of Shares – 10,400 shares |
| 11 Feb 2010 | Lodgment of Return of Allotment of Shares – 5,200 shares |
| 10 Feb 2010 | Lodgment of Return of Allotment of Shares – 16,800 shares |
| 10 Feb 2010 | Lodgment of Return of Allotment of Shares – 2,600 shares |
| 10 Feb 2010 | Lodgment of Return of Allotment of Shares – 2,600 shares |
| 10 Feb 2010 | Lodgment of Return of Allotment of Shares – 20,800 shares |

ESOP 787

| | |
|---|---|
| 10 Feb 2010 | Lodgment of Return of Allotment of Shares – 39,000 shares |
| 10 Feb 2010 | Lodgment of Return of Allotment of Shares – 26,000 shares |
| 10 Feb 2010 | Lodgment of Return of Allotment of Shares – 10,400 shares |
| 10 Feb 2010 | Lodgment of Return of Allotment of Shares – 2,600 shares |
| 10 Feb 2010 | Lodgment of Return of Allotment of Shares – 5,200 shares |
| 10 Feb 2010 | Lodgment of Return of Allotment of Shares – 34,400 shares |

ESOP 786

| | |
|---|---|
| 03 Feb 2010 | Lodgment of Return of Allotment of Shares – 246,500 shares |
| 03 Feb 2010 | Lodgment of Return of Allotment of Shares – 168,300 shares |
| 03 Feb 2010 | Lodgment of Return of Allotment of Shares – 53,900 shares |
| 03 Feb 2010 | Lodgment of Return of Allotment of Shares – 5,200 shares |
| 03 Feb 2010 | Lodgment of Return of Allotment of Shares – 5,200 shares |
| 03 Feb 2010 | Lodgment of Return of Allotment of Shares – 3,900 shares |
| 03 Feb 2010 | Lodgment of Return of Allotment of Shares – 26,000 shares |
| 03 Feb 2010 | Lodgment of Return of Allotment of Shares – 185,900 shares |

ESOP 785

| | |
|---|---|
| 21 Jan 2010 | Lodgment of Return of Allotment of Shares – 178,800 shares |
| 21 Jan 2010 | Lodgment of Return of Allotment of Shares – 98,800 shares |
| 21 Jan 2010 | Lodgment of Return of Allotment of Shares – 26,000 shares |
| 21 Jan 2010 | Lodgment of Return of Allotment of Shares – 2,600 shares |
| 21 Jan 2010 | Lodgment of Return of Allotment of Shares – 6,800 shares |
| 21 Jan 2010 | Lodgment of Return of Allotment of Shares – 112,400 shares |

ESOP 784

| | |
|---|---|
| 19 Jan 2010 | Lodgment of Return of Allotment of Shares – 237,695 shares |
| 19 Jan 2010 | Lodgment of Return of Allotment of Shares – 116,900 shares |
| 19 Jan 2010 | Lodgment of Return of Allotment of Shares – 33,800 shares |
| 19 Jan 2010 | Lodgment of Return of Allotment of Shares – 13,600 shares |
| 19 Jan 2010 | Lodgment of Return of Allotment of Shares – 2,800 shares |
| 19 Jan 2010 | Lodgment of Return of Allotment of Shares – 2,700 shares |

| | |
|---|---|
| 19 Jan 2010 | Lodgment of Return of Allotment of Shares – 15,600 shares |
| 19 Jan 2010 | Lodgment of Return of Allotment of Shares – 133,600 shares |

ESOP 783

| | |
|---|---|
| 15 Jan 2010 | Lodgment of Return of Allotment of Shares – 266,900 shares |
| 15 Jan 2010 | Lodgment of Return of Allotment of Shares – 209,700 shares |
| 15 Jan 2010 | Lodgment of Return of Allotment of Shares – 52,500 shares |
| 15 Jan 2010 | Lodgment of Return of Allotment of Shares – 3,200 shares |
| 15 Jan 2010 | Lodgment of Return of Allotment of Shares – 2,600 shares |
| 15 Jan 2010 | Lodgment of Return of Allotment of Shares – 2,600 shares |
| 15 Jan 2010 | Lodgment of Return of Allotment of Shares – 14,300 shares |
| 15 Jan 2010 | Lodgment of Return of Allotment of Shares – 59,700 shares |

ESOP 782

| | |
|---|---|
| 08 Jan 2010 | Lodgment of Return of Allotment of Shares – 60,400 shares |
| 08 Jan 2010 | Lodgment of Return of Allotment of Shares – 33,800 shares |
| 08 Jan 2010 | Lodgment of Return of Allotment of Shares – 7,800 shares |
| 08 Jan 2010 | Lodgment of Return of Allotment of Shares – 5,200 shares |
| 08 Jan 2010 | Lodgment of Return of Allotment of Shares – 2,600 shares |
| 08 Jan 2010 | Lodgment of Return of Allotment of Shares – 2,600 shares |

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***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100112483 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003608646A |
| Payment Date : | 31/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 227,000 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 465,350.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 465,350.00 | 0.00 | 0.00 |
| Date of Allotment : * | 19/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,092,213,221 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 269,791,604.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 269,791,604.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :31/03/2010**

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PRIVACY TERMS OF USE 


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***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100112469 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003608632A |
| Payment Date : | 31/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 151,600 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 336,552.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 336,552.00 | 0.00 | 0.00 |
| Date of Allotment : * | 19/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,091,986,221 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 269,326,254.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 269,326,254.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :31/03/2010**


Back
Print This Page
Confirm

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity • Service • Excellenc



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100112459 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003608621A |
| Payment Date : | 31/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>O No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>O No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash OFor consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 65,600 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 133,824.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 133,824.00 | 0.00 | 0.00 |
| Date of Allotment : * | 19/03/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,091,834,621 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 268,989,702.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 268,989,702.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :31/03/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100112443 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003608605A |
| Payment Date : | 31/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 13,600 | 0 | 0 |
| Price per Share : | 1.42 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 19,312.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 19,312.00 | 0.00 | 0.00 |
| Date of Allotment : * | 19/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,091,769,021 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 268,855,878.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 268,855,878.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :31/03/2010**


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

Velcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100112419 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003608588A |
| Payment Date : | 31/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 13,600 | 0 | 0 |
| Price per Share : | 1.55 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 21,080.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 21,080.00 | 0.00 | 0.00 |
| Date of Allotment : * | 19/03/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,091,755,421 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 268,836,566.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 268,836,566.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :31/03/2010**

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100112403 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003608575A |
| Payment Date : | 31/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | 

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

# ?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 5,200 | 0 | 0 |
| Price per Share : | 1.19 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 6,188.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 6,188.00 | 0.00 | 0.00 |
| Date of Allotment : * | 19/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,091,741,821 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 268,815,486.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 268,815,486.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :31/03/2010**


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Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100112381 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003608559A |
| Payment Date : | 31/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 37,500 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 65,625.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 65,625.00 | 0.00 | 0.00 |
| Date of Allotment : * | 19/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,091,736,621 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 268,809,298.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 268,809,298.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :31/03/2010**


Back
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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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/elcome, Lim Hong Eng | Logout

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***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100112364 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003608540A |
| Payment Date : | 31/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ʔeturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 452,600 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 973,090.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 973,090.00 | 0.00 | 0.00 |
| Date of Allotment : * | 19/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,091,699,121 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 268,743,673.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 268,743,673.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :31/03/2010**


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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmen
Integrity • Service • Excellence



### Transaction Details

| | |
|---|---|
| Transaction No. : | C100102184 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003599853A |
| Payment Date : | 24/03/2010 |
| Total Amount (S$) : | 10.00 |

### Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 174,800 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 358,340.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 358,340.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,091,246,521 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 267,770,583.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 267,770,583.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :24/03/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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Singapore Governmen
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**RECEIPT**

Receipt No. : ACR0000003599163A
Transaction No. : C100101279
Agency : ACRA
Application : BizFILE PAYMENT SERVICE
Paid Via : DEPOSIT SERVICE ACCOUNT
EP Ref No. : -

GST No. : M9-0008879-T
Date/Time : 23/03/2010 15:19:44

**Deposit Service Account No.: 030066**

| Sno | Code/Description | Unit Price(S$) | Qty | Amount |
|---|---|---|---|---|
| | RETURN OF ALLOTMENT OF SHARES<br>Regn No : 197201770G<br>Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

his is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Back   Print This Page

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f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

***Share Capital***
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 115,600 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 256,632.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 256,632.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,091,071,721 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 267,412,243.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 267,412,243.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :23/03/2010**


Back
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Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

753 (6)

Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100101144 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003599031A |
| Payment Date : | 23/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 50,200 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 102,408.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 102,408.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,090,956,121 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 267,155,611.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 267,155,611.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :23/03/2010**


Back
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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100100837 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003598779A |
| Payment Date : | 23/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 17,400 | 0 | 0 |
| Price per Share : | 1.42 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 24,708.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 24,708.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/03/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,090,905,921 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 267,053,203.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 267,053,203.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :23/03/2010**


Back
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Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


(793) (4)
Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100100809 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003598752A |
| Payment Date : | 23/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

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Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 10,900 | 0 | 0 |
| Price per Share : | 1.55 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 16,895.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 16,895.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/03/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,090,888,521 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 267,028,495.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 267,028,495.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :23/03/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmen
Integrity • Service • Excellenc



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100100533 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003598496A |
| Payment Date : | 23/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | 

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 2,600 | 0 | 0 |
| Price per Share : | 1.19 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 3,094.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 3,094.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,090,877,621 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 267,011,600.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 267,011,600.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :23/03/2010**


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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

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***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100100511 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003598475A |
| Payment Date : | 23/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

***Share Capital***
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 44,700 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 78,225.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 78,225.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,090,875,021 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 267,008,506.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 267,008,506.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :23/03/2010**


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Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100100467 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003598429A |
| Payment Date : | 23/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

.f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ʾıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 662,400 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 1,424,160.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 1,424,160.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/03/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,090,830,321 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 266,930,281.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 266,930,281.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :23/03/2010**


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100090800 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003589837A |
| Payment Date : | 15/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 204,475 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 419,173.75 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 419,173.75 | 0.00 | 0.00 |
| Date of Allotment : * | 05/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,090,167,921 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 265,506,121.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 265,506,121.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/03/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity • Service • Excellenc



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100090790 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003589824A |
| Payment Date : | 15/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 161,400 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 358,308.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 358,308.00 | 0.00 | 0.00 |
| Date of Allotment : * | 05/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,089,963,446 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 265,086,948.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 265,086,948.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/03/2010**


Back
Print This Page
Confirr

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

### Transaction Details

| | |
|---|---|
| Transaction No. : | C100090778 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003589811A |
| Payment Date : | 15/03/2010 |
| Total Amount (S$) : | 10.00 |

### Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>O No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>O No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | OFor consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 57,400 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 117,096.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 117,096.00 | 0.00 | 0.00 |
| Date of Allotment : * | 05/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,089,802,046 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 264,728,640.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 264,728,640.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/03/2010**


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmer
Integrity • Service • Excellenc



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100090772 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003589801A |
| Payment Date : | 15/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 27,300 | 0 | 0 |
| Price per Share : | 1.42 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 38,766.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 38,766.00 | 0.00 | 0.00 |
| Date of Allotment : * | 05/03/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,089,744,646 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 264,611,544.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 264,611,544.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/03/2010**


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***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100090765 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003589791A |
| Payment Date : | 15/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ?
● Yes
○ No

Are the shares of the company listed on the stock/securities exchange ?
● Yes
○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 20,500 | 0 | 0 |
| Price per Share : | 1.55 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 31,775.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 31,775.00 | 0.00 | 0.00 |
| Date of Allotment : * | 05/03/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,089,717,346 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 264,572,778.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 264,572,778.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/03/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100090751 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003589771A |
| Payment Date : | 15/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Page
Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ɿttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 14,150 | 0 | 0 |
| Price per Share : | 1.19 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 16,838.50 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 16,838.50 | 0.00 | 0.00 |
| Date of Allotment : * | 05/03/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,089,696,846 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 264,541,003.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 264,541,003.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/03/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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CONTACT INFO FEEDBACK SITI MAI

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### Transaction Details

| | |
|---|---|
| Transaction No. : | C100090742 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003589754A |
| Payment Date : | 15/03/2010 |
| Total Amount (S$) : | 10.00 |

### Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logoui

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 26,100 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 45,675.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 45,675.00 | 0.00 | 0.00 |
| Date of Allotment : * | 05/03/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,089,682,696 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 264,524,164.67 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 264,524,164.67 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/03/2010**


Back
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Confirm

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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmer
Integrity • Service • Excellenc



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100090730 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003589742A |
| Payment Date : | 15/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Page
Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 242,200 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 520,730.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 520,730.00 | 0.00 | 0.00 |
| Date of Allotment : * | 05/03/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,089,656,596 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 264,478,489.67 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 264,478,489.67 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/03/2010**


Back
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Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

**Home** | **About Bizfile** | **e-Services** | **e-Guides** |

ACRA Home

'elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100080438 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003581022A |
| Payment Date : | 05/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

***Share Capital***
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ○In cash | ●For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 181,538 | 0 | 0 |
| Price per Share : | 0.00 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 0.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 0.00 | 0.00 | 0.00 |

| | |
|---|---|
| The consideration for which the shares have been allotted : | Conversion of SFI Performance Share to SATS shares at RHRC Meeting on 10 July 2009 |

***# Option 2***

***Contract in writing***

| | |
|---|---|
| Date of Document : * | 10/07/2009 |
| Attachment : * | Extract of RHRC Minutes Conversion of SFI Performance Share to SATS shar□□□20100305103841.pdf |
| Continuation of Attachment : | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |

| | | | |
|---|---|---|---|
| Number of Shares : | 1,089,414,396 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,957,759.67 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,957,759.67 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitte herein to be true and to the best of my knowledge.

**Dated on :05/03/2010**


Back
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Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100077404 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003578369A |
| Payment Date : | 03/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page  
Print Review Page
Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 34,475 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 70,673.75 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 70,673.75 | 0.00 | 0.00 |
| Date of Allotment : * | 25/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,089,232,858 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,957,759.67 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,957,759.67 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/03/2010**


Back
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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100077390 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003578356A |
| Payment Date : | 03/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ?
● Yes
○ No

Are the shares of the company listed on the stock/securities exchange ?
● Yes
○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 20,400 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 45,288.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 45,288.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,089,198,383 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,887,085.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,887,085.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/03/2010**


Back
Print This Page
Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

### Transaction Details

| | |
|---|---|
| Transaction No. : | C100077375 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003578345A |
| Payment Date : | 03/03/2010 |
| Total Amount (S$) : | 10.00 |

### Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ɿttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 11,500 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 23,460.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 23,460.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/02/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,089,177,983 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,841,797.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,841,797.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/03/2010**


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PRIVACY TERMS OF USE

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***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100077366 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003578338A |
| Payment Date : | 03/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.





Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE



Singapore Government
Integrity • Service • Excellence




# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 50 | 0 | 0 |
| Price per Share : | 1.42 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 71.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 71.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/02/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,089,166,483 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,818,337.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,818,337.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/03/2010**


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Contin

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO | FEEDBACK | SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100077357 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003578330A |
| Payment Date : | 03/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | 
Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

***Power under S161 of the Companies Act***
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

***Share Capital***
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 200 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 350.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 350.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/02/2010 | | |

***Resultant Share Capital***

*1*

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,089,166,433 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,818,266.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,818,266.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/03/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100077170 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003578192A |
| Payment Date : | 03/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

***Power under S161 of the Companies Act***
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 125,800 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 270,470.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 270,470.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,089,166,233 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,817,916.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,817,916.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/03/2010**


Back
Print This Page
Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100076818 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003577853A |
| Payment Date : | 03/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | 

Rate this e-service

you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 31,800 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 65,190.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 65,190.00 | 0.00 | 0.00 |
| Date of Allotment : * | 23/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,089,040,433 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,547,446.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,547,446.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/03/2010**


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100076803 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003577840A |
| Payment Date : | 03/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page    Print Review Page    Logout

Rate this e-service

f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 15,800 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 35,076.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 35,076.00 | 0.00 | 0.00 |
| Date of Allotment : * | 23/02/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,089,008,633 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,482,256.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,482,256.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/03/2010**


Back
Print This Page
Confirr

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

### Transaction Details

| | |
|---|---|
| Transaction No. : | C100076779 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003577817A |
| Payment Date : | 03/03/2010 |
| Total Amount (S$) : | 10.00 |

### Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | 

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

# ?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 8,400 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 17,136.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 17,136.00 | 0.00 | 0.00 |
| Date of Allotment : * | 23/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,992,833 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,447,180.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,447,180.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/03/2010**


Back
Print This Page
Confirr

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100076761 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003577803A |
| Payment Date : | 03/03/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

: you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 37,600 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 80,840.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 80,840.00 | 0.00 | 0.00 |
| Date of Allotment : * | 23/02/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,088,984,433 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,430,044.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,430,044.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/03/2010**


Back
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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


(789) (8
Singapore Governmen
Integrity • Service • Excellenc



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100066870 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003569258A |
| Payment Date : | 24/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | 

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

*1 .*

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 104,200 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 213,610.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 213,610.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/02/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,088,946,833 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,349,204.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,349,204.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :24/02/2010**


Back
Print This Page
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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100066863 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003569250A |
| Payment Date : | 24/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.





Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 64,400 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 142,968.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 142,968.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,842,633 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 263,135,594.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 263,135,594.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :24/02/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides | ACRA Home

/elcome, Lim Hong Eng | Logout Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100066858 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003569246A |
| Payment Date : | 24/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.





Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 36,000 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 73,440.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 73,440.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,778,233 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,992,626.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,992,626.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :24/02/2010**


Back
Print This Page
Confin

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100066851 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003569238A |
| Payment Date : | 24/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE






Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

*1 .*

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 2,600 | 0 | 0 |
| Price per Share : | 1.42 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 3,692.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 3,692.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/02/2010 | | |

***Resultant Share Capital***

*1*

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,088,742,233 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,919,186.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,919,186.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :24/02/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100066844 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003569230A |
| Payment Date : | 24/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | 

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 7,400 | 0 | 0 |
| Price per Share : | 1.55 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 11,470.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 11,470.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,739,633 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,915,494.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,915,494.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :24/02/2010**

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100066841 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003569225A |
| Payment Date : | 24/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 7,400 | 0 | 0 |
| Price per Share : | 1.19 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 8,806.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 8,806.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,732,233 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,904,024.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,904,024.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :24/02/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100066837 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003569219A |
| Payment Date : | 24/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 17,800 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 31,150.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 31,150.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,724,833 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,895,218.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,895,218.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :24/02/2010**


Back
Print This Page
Confirr

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100066833 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003569215A |
| Payment Date : | 24/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 133,600 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 287,240.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 287,240.00 | 0.00 | 0.00 |
| Date of Allotment : * | 12/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,707,033 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,864,068.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,864,068.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :24/02/2010**


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Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100056632 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003560397A |
| Payment Date : | 11/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 10,400 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 21,320.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 21,320.00 | 0.00 | 0.00 |
| Date of Allotment : * | 08/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,573,433 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,576,828.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,576,828.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :11/02/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
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***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100056622 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003560388A |
| Payment Date : | 11/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

*1 .*

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 5,200 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 11,544.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 11,544.00 | 0.00 | 0.00 |
| Date of Allotment : * | 08/02/2010 | | |

***Resultant Share Capital***

*1*

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,088,563,033 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,555,508.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,555,508.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :11/02/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100055711 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003559724A |
| Payment Date : | 10/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page


Logout

Rate this e-service

ıf you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

*1 .*

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 16,800 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 34,272.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 34,272.00 | 0.00 | 0.00 |
| Date of Allotment : * | 08/02/2010 | | |

***Resultant Share Capital***

*1*

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,088,557,833 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,543,964.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,543,964.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :10/02/2010**


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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100055666 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003559682A |
| Payment Date : | 10/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Page Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 2,600 | 0 | 0 |
| Price per Share : | 1.55 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 4,030.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 4,030.00 | 0.00 | 0.00 |
| Date of Allotment : * | 08/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,541,033 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,509,692.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,509,692.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :10/02/2010**


Back
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Contin

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100055638 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003559656A |
| Payment Date : | 10/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.





Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes ○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes ○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 2,600 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 4,550.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 4,550.00 | 0.00 | 0.00 |
| Date of Allotment : * | 08/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,538,433 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,505,662.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,505,662.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :10/02/2010**


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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100055623 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003559641A |
| Payment Date : | 10/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 20,800 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 44,720.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 44,720.00 | 0.00 | 0.00 |
| Date of Allotment : * | 08/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,535,833 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,501,112.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,501,112.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :10/02/2010**


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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100055170 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003559253A |
| Payment Date : | 10/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 39,000 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 79,950.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 79,950.00 | 0.00 | 0.00 |
| Date of Allotment : * | 01/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,515,033 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,456,392.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,456,392.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :10/02/2010**


Back
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Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100055153 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003559243A |
| Payment Date : | 10/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>O No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>O No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | OFor consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 26,000 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 57,720.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 57,720.00 | 0.00 | 0.00 |
| Date of Allotment : * | 01/02/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,088,476,033 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,376,442.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,376,442.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :10/02/2010**


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PRIVACY TERMS OF USE

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100055142 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003559233A |
| Payment Date : | 10/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | 

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 10,400 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 21,216.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 21,216.00 | 0.00 | 0.00 |
| Date of Allotment : * | 01/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,450,033 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,318,722.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,318,722.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :10/02/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100055130 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003559224A |
| Payment Date : | 10/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 2,600 | 0 | 0 |
| Price per Share : | 1.42 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 3,692.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 3,692.00 | 0.00 | 0.00 |
| Date of Allotment : * | 01/02/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,088,439,633 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,297,506.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,297,506.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :10/02/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100055089 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003559185A |
| Payment Date : | 10/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 5,200 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 9,100.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 9,100.00 | 0.00 | 0.00 |
| Date of Allotment : * | 01/02/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,088,437,033 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,293,814.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,293,814.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :10/02/2010**


Back
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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100055078 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003559173A |
| Payment Date : | 10/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Page
Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 34,400 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 73,960.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 73,960.00 | 0.00 | 0.00 |
| Date of Allotment : * | 01/02/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,431,833 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,284,714.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,284,714.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :10/02/2010**


Back
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Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

**Home** | **About Bizfile** | **e-Services** | **e-Guides** |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100045510 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003551263A |
| Payment Date : | 03/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 246,500 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 505,325.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 505,325.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,397,433 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 262,210,754.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 262,210,754.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/02/2010**


Back
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Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100045489 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003551240A |
| Payment Date : | 03/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 168,300 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 373,626.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 373,626.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,088,150,933 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 261,705,429.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 261,705,429.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/02/2010**


Back
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Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100045465 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003551217A |
| Payment Date : | 03/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | 

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 53,900 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 109,956.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 109,956.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,087,982,633 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 261,331,803.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 261,331,803.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/02/2010**


Back
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Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmer
Integrity • Service • Excellenc



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100045452 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003551207A |
| Payment Date : | 03/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ?
● Yes
○ No

Are the shares of the company listed on the stock/securities exchange ?
● Yes
○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 5,200 | 0 | 0 |
| Price per Share : | 1.42 | 0.00 | 0.00 |
| Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise. | 7,384.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 7,384.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,087,928,733 | 0 | 0 |
| Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise. | 261,221,847.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 261,221,847.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/02/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

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***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100045434 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003551192A |
| Payment Date : | 03/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 5,200 | 0 | 0 |
| Price per Share : | 1.55 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 8,060.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 8,060.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,087,923,533 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 261,214,463.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 261,214,463.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/02/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100045420 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003551180A |
| Payment Date : | 03/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Page
Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 3,900 | 0 | 0 |
| Price per Share : | 1.19 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 4,641.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 4,641.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,087,918,333 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 261,206,403.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 261,206,403.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/02/2010**


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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100045410 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003551170A |
| Payment Date : | 03/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

***Share Capital***
***(Click above link to edit)***

*1 .*

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 26,000 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 45,500.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 45,500.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/01/2010 | | |

***Resultant Share Capital***

*1*

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,087,914,433 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 261,201,762.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 261,201,762.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/02/2010**


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100045401 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003551163A |
| Payment Date : | 03/02/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Page
Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act (Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

***Share Capital (Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 185,900 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 399,685.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 399,685.00 | 0.00 | 0.00 |
| Date of Allotment : * | 25/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,087,888,433 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 261,156,262.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 261,156,262.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :03/02/2010**


Back
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Confirr

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100026771 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003536252A |
| Payment Date : | 21/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# *Return of Allotment of Shares*

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 178,800 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 366,540.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 366,540.00 | 0.00 | 0.00 |
| Date of Allotment : * | 18/01/2010 | | |

***Resultant Share Capital***

*1*

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,087,702,533 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 260,756,577.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 260,756,577.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :21/01/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


(785)(5
Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100026748 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003536233A |
| Payment Date : | 21/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ꓤeturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ?
● Yes
○ No

Are the shares of the company listed on the stock/securities exchange ?
● Yes
○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 98,800 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 219,336.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 219,336.00 | 0.00 | 0.00 |
| Date of Allotment : * | 18/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,087,523,733 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 260,390,037.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 260,390,037.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :21/01/2010**


Back
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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100026739 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003536220A |
| Payment Date : | 21/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

***Power under S161 of the Companies Act***
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

***Share Capital***
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 26,000 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 53,040.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 53,040.00 | 0.00 | 0.00 |
| Date of Allotment : * | 18/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,087,424,933 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 260,170,701.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 260,170,701.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :21/01/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100026723 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003536204A |
| Payment Date : | 21/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Page
Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 2,600 | 0 | 0 |
| Price per Share : | 1.19 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 3,094.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 3,094.00 | 0.00 | 0.00 |
| Date of Allotment : * | 18/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,087,398,933 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 260,117,661.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 260,117,661.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :21/01/2010**



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100026710 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003536194A |
| Payment Date : | 21/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

***Share Capital***
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 6,800 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 11,900.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 11,900.00 | 0.00 | 0.00 |
| Date of Allotment : * | 18/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,087,396,333 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 260,114,567.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 260,114,567.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :21/01/2010**


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Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100026694 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003536177A |
| Payment Date : | 21/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# *eturn of Allotment of Shares*

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ?
● Yes
○ No

Are the shares of the company listed on the stock/securities exchange ?
● Yes
○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 112,400 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 241,660.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 241,660.00 | 0.00 | 0.00 |
| Date of Allotment : * | 18/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,087,389,533 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 260,102,667.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 260,102,667.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :21/01/2010**


Back
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Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


(784) (8)
Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100022295 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003532356A |
| Payment Date : | 19/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 237,695 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 487,274.75 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 487,274.75 | 0.00 | 0.00 |
| Date of Allotment : * | 13/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,087,277,133 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 259,861,007.92 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 259,861,007.92 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :19/01/2010**


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAF

**Home** | **About Bizfile** | **e-Services** | **e-Guides** |

ACRA Home

'elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100022279 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003532334A |
| Payment Date : | 19/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

***Share Capital***
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 116,900 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 259,518.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 259,518.00 | 0.00 | 0.00 |
| Date of Allotment : * | 13/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,087,039,438 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 259,373,733.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 259,373,733.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :19/01/2010**


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

(784) (6)


Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100022262 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003532314A |
| Payment Date : | 19/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

*1 .*

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 33,800 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 68,952.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 68,952.00 | 0.00 | 0.00 |
| Date of Allotment : * | 13/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,086,922,538 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 259,114,215.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 259,114,215.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :19/01/2010**


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100022240 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003532291A |
| Payment Date : | 19/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

***Power under S161 of the Companies Act***
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 13,600 | 0 | 0 |
| Price per Share : | 1.42 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 19,312.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 19,312.00 | 0.00 | 0.00 |
| Date of Allotment : * | 13/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,086,888,738 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 259,045,263.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 259,045,263.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :19/01/2010**


Back
Print This Page
Confir

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


(784) (4)
Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

**Home** | **About Bizfile** | **e-Services** | **e-Guides** |

ACRA Home

Velcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100022229 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003532280A |
| Payment Date : | 19/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page


Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

***Power under S161 of the Companies Act***
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

***Share Capital***
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 2,800 | 0 | 0 |
| Price per Share : | 1.55 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 4,340.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 4,340.00 | 0.00 | 0.00 |
| Date of Allotment : * | 13/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,086,875,138 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 259,025,951.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 259,025,951.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :19/01/2010**


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Integrity • Service • Excellence



### *Transaction Details*

| | |
|---|---|
| Transaction No. : | C100022220 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003532267A |
| Payment Date : | 19/01/2010 |
| Total Amount (S$) : | 10.00 |

### *Message*

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Page
Logout

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Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 2,700 | 0 | 0 |
| Price per Share : | 1.19 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 3,213.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 3,213.00 | 0.00 | 0.00 |
| Date of Allotment : * | 13/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,086,872,338 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 259,021,611.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 259,021,611.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :19/01/2010**

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PRIVACY TERMS OF USE




Singapore Governmen
Integrity • Service • Excellence



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100022207 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003532251A |
| Payment Date : | 19/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page


Print Review Page


Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ʔeturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 15,600 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 27,300.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 27,300.00 | 0.00 | 0.00 |
| Date of Allotment : * | 13/01/2010 | | |

***Resultant Share Capital***

*1*

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,086,869,638 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 259,018,398.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 259,018,398.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :19/01/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100022201 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003532240A |
| Payment Date : | 19/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Page
Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

***Power under S161 of the Companies Act (Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

***Share Capital (Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 133,600 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 287,240.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 287,240.00 | 0.00 | 0.00 |
| Date of Allotment : * | 13/01/2010 | | |

***Resultant Share Capital***

*1*

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,086,854,038 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 258,991,098.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 258,991,098.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :19/01/2010**


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If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

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Integrity • Service • Excellence

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/elcome, Lim Hong Eng | Logout Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100017968 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003528718A |
| Payment Date : | 15/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.





# Return of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

***Share Capital***
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 266,900 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 547,145.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 547,145.00 | 0.00 | 0.00 |
| Date of Allotment : * | 11/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,086,720,438 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 258,703,858.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 258,703,858.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/01/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100017980 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003528728A |
| Payment Date : | 15/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 209,700 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 465,534.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 465,534.00 | 0.00 | 0.00 |
| Date of Allotment : * | 11/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,086,453,538 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 258,156,713.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 258,156,713.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/01/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Governmen
Integrity • Service • Excellenc



***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100017968 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003528718A |
| Payment Date : | 15/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | 

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ɿttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>O No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>O No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | OFor consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 52,500 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 107,100.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 107,100.00 | 0.00 | 0.00 |
| Date of Allotment : * | 11/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,086,243,838 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,691,179.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,691,179.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/01/2010**

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

'elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100017963 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003528709A |
| Payment Date : | 15/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page Print Review Page 

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 3,200 | 0 | 0 |
| Price per Share : | 1.42 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 4,544.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 4,544.00 | 0.00 | 0.00 |
| Date of Allotment : * | 11/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,086,191,338 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,584,079.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,584,079.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/01/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Governmen
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITE MAP

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***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100017955 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003528702A |
| Payment Date : | 15/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 2,600 | 0 | 0 |
| Price per Share : | 1.55 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 4,030.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 4,030.00 | 0.00 | 0.00 |
| Date of Allotment : * | 11/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,086,188,138 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,579,535.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,579,535.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/01/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAF

**Home** | **About Bizfile** | **e-Services** | **e-Guides** |

'elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100017948 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003528696A |
| Payment Date : | 15/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.





# ?eturn of Allotment of Shares

1. Enter Registration No. 2. Make Changes 3. Review Changes 4. Make Payment

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 2,600 | 0 | 0 |
| Price per Share : | 1.19 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 3,094.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 3,094.00 | 0.00 | 0.00 |
| Date of Allotment : * | 11/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,086,185,538 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,575,505.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,575,505.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/01/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100017946 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003528694A |
| Payment Date : | 15/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page  

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 14,300 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 25,025.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 25,025.00 | 0.00 | 0.00 |
| Date of Allotment : * | 11/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,086,182,938 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,572,411.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,572,411.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/01/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmen
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100017940 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003528688A |
| Payment Date : | 15/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print Review Page

Print This Page


Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 59,700 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 128,355.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 128,355.00 | 0.00 | 0.00 |
| Date of Allotment : * | 11/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,086,168,638 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,547,386.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,547,386.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :15/01/2010**

Back Print This Page Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100008219 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003520460A |
| Payment Date : | 08/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

Print This Page | Print Review Page | Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

***Power under S161 of the Companies Act***
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

***Share Capital***
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 60,400 | 0 | 0 |
| Price per Share : | 2.05 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 123,820.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 123,820.00 | 0.00 | 0.00 |
| Date of Allotment : * | 04/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,086,108,938 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,419,031.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,419,031.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :08/01/2010**


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

Singapore Government
Integrity • Service • Excellence

CONTACT INFO FEEDBACK SITE MAP

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

Welcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100008158 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003520405A |
| Payment Date : | 08/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

***Power under S161 of the Companies Act***
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

***Share Capital***
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 33,800 | 0 | 0 |
| Price per Share : | 2.22 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 75,036.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 75,036.00 | 0.00 | 0.00 |
| Date of Allotment : * | 04/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,086,048,538 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,295,211.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,295,211.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :08/01/2010**


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

ACRA Home

/elcome, Lim Hong Eng | Logout

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100008150 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003520398A |
| Payment Date : | 08/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.



Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# Return of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** **3. Review Changes** **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

***Power under S161 of the Companies Act***
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ? ● Yes ○ No

Are the shares of the company listed on the stock/securities exchange ? ● Yes ○ No

*Share Capital*
***(Click above link to edit)***

*1 .*

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 7,800 | 0 | 0 |
| Price per Share : | 2.04 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 15,912.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 15,912.00 | 0.00 | 0.00 |
| Date of Allotment : * | 04/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,086,014,738 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,220,175.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,220,175.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :08/01/2010**


Back
Print This Page
Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

Singapore Governmer
Integrity • Service • Excellenc

CONTACT INFO FEEDBACK SITI MAI

Home | About Bizfile | e-Services | e-Guides |

/elcome, Lim Hong Eng | Logout

ACRA Home

Terms and Conditions | FAQs | Help

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100008135 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003520382A |
| Payment Date : | 08/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page

Print Review Page

Logou

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ıttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 5,200 | 0 | 0 |
| Price per Share : | 1.42 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 7,384.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 7,384.00 | 0.00 | 0.00 |
| Date of Allotment : * | 04/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,086,006,938 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,204,263.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,204,263.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :08/01/2010**


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***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100008123 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003520372A |
| Payment Date : | 08/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.



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'elcome, Lim Hong Eng | Logout

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# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

*Power under S161 of the Companies Act*
***(Click above link to edit)***

Have the directors obtained the approval of the company in general meeting to issue shares ?
● Yes
○ No

Are the shares of the company listed on the stock/securities exchange ?
● Yes
○ No

*Share Capital*
***(Click above link to edit)***

***1 .***

Currency : SINGAPORE, DOLLARS

Shares Payable : ●In cash ○For consideration otherwise than in cash

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 2,600 | 0 | 0 |
| Price per Share : | 1.75 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 4,550.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 4,550.00 | 0.00 | 0.00 |
| Date of Allotment : * | 04/01/2010 | | |

***Resultant Share Capital***

***1***

Currency : SINGAPORE, DOLLARS (SGD)

| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
|---|---|---|---|
| Number of Shares : | 1,086,001,738 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,196,879.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,196,879.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :08/01/2010**

Back | Print This Page | Confirm

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

***Transaction Details***

| | |
|---|---|
| Transaction No. : | C100008109 |
| Registration No. : | 197201770G |
| Entity Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |
| Transaction Type : | Return of Allotment of Shares |
| EP Ref. No. : | - |
| Receipt No. : | ACR0000003520360A |
| Payment Date : | 08/01/2010 |
| Total Amount (S$) : | 10.00 |

***Message***

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.


Print This Page
Print Review Page
Logout

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.


Singapore Government
Integrity • Service • Excellence



# ?eturn of Allotment of Shares

**1. Enter Registration No.** **2. Make Changes** 3. Review Changes **4. Make Payment**

***Company Information***

| | |
|---|---|
| Registration No. : | 197201770G |
| Company Name : | SINGAPORE AIRPORT TERMINAL SERVICES LIMITED |

*Power under S161 of the Companies Act*
***(Click above link to edit)***

| | |
|---|---|
| Have the directors obtained the approval of the company in general meeting to issue shares ? | ● Yes<br>○ No |
| Are the shares of the company listed on the stock/securities exchange ? | ● Yes<br>○ No |

*Share Capital*
***(Click above link to edit)***

***1 .***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS | | |
| Shares Payable : | ●In cash | ○For consideration otherwise than in cash | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 2,600 | 0 | 0 |
| Price per Share : | 2.15 | 0.00 | 0.00 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 5,590.00 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 5,590.00 | 0.00 | 0.00 |
| Date of Allotment : * | 04/01/2010 | | |

***Resultant Share Capital***

***1***

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| ***Class of Shares :*** | ***Ordinary*** | ***Preference*** | ***Others*** |
| Number of Shares : | 1,085,999,138 | 0 | 0 |
| Amount of Issued Share Capital :<br>Note : Amount will be populated but editable if figure is not precise. | 257,192,329.17 | 0.00 | 0.00 |
| Amount of Paid Up Share Capital : | 257,192,329.17 | 0.00 | 0.00 |

***Declaration***

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

**Dated on :08/01/2010**


Back
Print This Page
Confirr

Rate this e-service

If you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at http://www.acra.gov.sg/Publications/BizFile_eGuides.htm.